Form 10-K, Exhibit 13
period 1995-12-31
ENOVA CORP
filed 1996-03-01
CIK 940170

ENOVA CORPORATION PARENT COMPANY OF SDG&E
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
On December 6, 1995, San Diego Gas & Electric Company announced the formation of Enova Corporation as the parent company for SDG&E, an operating public utility, and unregulated subsidiaries. On January 1, 1996, Enova Corporation became the parent of SDG&E. SDG&E's outstanding common stock was converted on a share-for-share basis into Enova Corporation common stock. SDG&E's debt securities, preferred stock and preference stock were unaffected and remain with SDG&E. On January 31, 1996, SDG&E's ownership interests in its subsidiaries were transferred to Enova Corporation at book value, completing the parent company structure. The consolidated financial statements include SDG&E and its subsidiaries and, therefore, also reflect what is now Enova and its subsidiaries. Beginning on January 1, 1996, SDG&E's financial statements for periods prior to 1996 will be restated to reflect the net results of non-utility subsidiaries as discontinued operations in accordance with Accounting Principles Board Opinion No. 30 "Reporting the Effects of a Disposal of a Segment of Business."

     SDG&E is engaged in electric and gas businesses. It generates and purchases electric energy and distributes it to 1.2 million customers in San Diego County and an adjacent portion of Orange County, California. It also purchases and distributes natural gas to 700,000 customers in San Diego County and transports gas for others. SDG&E has diversified into other businesses. Enova Financial, Inc., invests in limited partnerships representing approximately 800 affordable-housing projects located throughout the United States. Califia Company leases computer equipment. The investments in Enova Financial and Califia are expected to provide income tax benefits over the next several years. Enova Energy, Inc., is an energy management consulting firm offering services to utilities and large consumers. Pacific Diversified Capital Company is the parent company for non-utility subsidiaries, Phase One Development, Inc., which is engaged in real estate development, and Enova Technologies, Inc. Enova Technologies, whose ownership was transferred directly to Enova Corporation after December 31, 1995, is in the business of developing new technologies generally related to utilities and energy, including certain research transferred from the utility. Enova International was formed after December 31, 1995, to develop and operate natural gas and power projects outside the United States. Additional information regarding SDG&E's subsidiaries is described in Notes 1 and 3 of the notes to consolidated financial statements.

OPERATING REVENUES Electric revenues did not change significantly in 1995 or in 1994, decreasing less than one percent each year. Gas revenues decreased 10 percent in 1995, reflecting lower purchased-gas prices and lower sales volume due to warmer weather and an increase in customers' purchases of gas directly from other suppliers (for whom SDG&E provides transportation).

     Revenues from diversified operations increased in 1994, primarily due to Califia's leasing activities.

OPERATING EXPENSES Electric fuel expense decreased 30 percent in 1995 and 18 percent in 1994. The decrease in 1995 was primarily due to lower prices for natural gas and the shifting of energy supply sources from generation to purchased power as a result of nuclear refuelings during the year. The decrease in 1994 was due to lower prices for natural gas and the replacement of fossil fuel generation with lower-cost nuclear generation.

     Purchased-power expenses decreased in 1995, reflecting a decrease in purchased-power prices, offset by higher volumes. The 5 percent increase in 1994 was primarily due to increased purchases from higher-cost, independent power producers.

     Gas purchased for resale decreased 23 percent in 1995 and 12 percent in 1994. The decrease in 1995 was primarily due to lower prices for natural gas and lower sales volumes due to warmer weather and an increase in customers' purchases of gas directly from other suppliers (for whom SDG&E provides transportation). The decrease in 1994 was due to lower natural gas prices and lower sales volumes due to customers' purchases of gas directly from others.

     The changes in maintenance expenses reflect unusually low charges in 1994, a year which included no nuclear plant refuelings.

OTHER INCOME AND DEDUCTIONS Other income and deductions increased in 1995 and decreased in 1994. These changes, including the change in "Other-net," were primarily due to the 1994 writedowns described in
Note 2 of the notes to consolidated financial statements.

EARNINGS 1995 earnings per common share were $1.94, compared to $1.17 in 1994 and $1.81 in 1993. Earnings per common share from continuing operations were $1.94 in 1995, compared with $1.71 in 1994 and $1.89 in 1993. Excluding the impact of writedowns of utility and non-utility real property and other assets ($0.20 per share), 1994 earnings per share from continuing operations were $1.91. The increase in earnings in 1995 is due to numerous offsetting factors, including the increased utility authorized rate of return and changes in incentive awards for performance-based ratemaking and demand-side management programs. The increase in earnings in 1994 was the result of several offsetting factors, including lower operating and maintenance expense, performance-based ratemaking awards and lower utility authorized return.

     Earnings per share for the quarter ended December 31, 1995, were $0.50 compared to $0.47 for the same period in 1994. Earnings per share from continuing operations for the quarter were $0.45 in 1995 and $0.49 in 1994. The latter decrease is due to numerous offsetting factors, including changes in incentive awards for performance-based ratemaking and demand-side management programs, and the increased authorized rate of return.

     Califia and Enova Financial's contributions to earnings for the year were $0.17 in 1995, $0.15 in 1994 and $0.09 in 1993. The impact of the remaining subsidiaries on earnings from continuing operations was not material.

LIQUIDITY AND CAPITAL RESOURCES
Utility operations continue to be a major source of liquidity. In addition, financing needs are met primarily through issuances of short-term and long-term debt, and of common and preferred stock. These capital resources are expected to remain available. Cash requirements
include   plant   construction   and   other   capital   expenditures;
subsidiaries' affordable-housing, leasing and other investments; and repayments and retirements of long-term debt. In addition to changes described elsewhere, major changes in cash flows are described below.

CASH FLOWS FROM OPERATING ACTIVITIES The major changes in cash flows from operations among the three years result from changes in regulatory balancing accounts, income taxes, and accounts payable and other current liabilities. The changes related to regulatory balancing accounts were due primarily to changes in prices for natural gas. The changes related to income taxes (and other current assets) were due primarily to the differences in timing of income tax payments related to regulatory balancing account activity in 1994. The changes related to accounts payable and other current liabilities were due primarily to greater demand-side management activity in December 1995, lower employee incentive compensation and lower construction activity in December 1994.

     Quarterly cash dividends of $0.39 per share have been declared for each quarter during the year ended December 31, 1995. The dividend payout ratio for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 were 80 percent, 130 percent, 82 percent, 81 percent and 79 percent, respectively. The increase in the payout ratio for the year ended December 31, 1994, was due to the writedowns recorded during 1994. Additional information regarding the writedowns is provided in Notes 2 and 3 of the notes to consolidated financial statements. The payment of future dividends is within the discretion of the directors and is dependent upon future business conditions, earnings and other factors. Net cash flows provided by operating activities currently are sufficient to maintain the payment of dividends at the present level.

CASH FLOWS FROM FINANCING ACTIVITIES SDG&E  had  only  short-   and
intermediate-term financing needs during 1995 and does not expect to issue any intermediate-term debt in 1996. The utility did not issue stock or long-term debt in 1995, except for refinancings, and does not plan any issuances in 1996, other than refinancings. Subsidiaries Enova Financial, Califia, Pacific Diversified Capital and Phase One Development repaid $40 million in long-term debt in 1995 during the ordinary course of business. To date, it has not been determined whether the nonutility subsidiaries will issue debt in 1996.

     SDG&E's utility capital structure is one factor that has enabled it to obtain long-term financing at attractive rates. The following table shows the percentages of capital represented by the various components. The capital structures are net of the construction funds held by a trustee in 1992 and 1993.

                  1991   1992   1993   1994   1995    Goal
-----------------------------------------------------------
Common equity      47%    47%    47%    48%    49%   45-48%
Preferred stock     5      5      4      4      4      5-7
Debt and leases    48     48     49     48     47    46-49
-----------------------------------------------------------
   Total          100%   100%   100%   100%   100%     100%
___________________________________________________________

     In December 1995, Standard & Poor's and Moody's Investors Service affirmed the ratings of SDG&E following the CPUC's decision on restructuring California's electric utility industry. Moody's affirmed its long-term bond rating of A1 and stable outlook. Standard & Poor's affirmed its long-term bond rating of A+ and negative outlook. Standard & Poor's said the outlook would remain negative pending further study of the financial implications of the restructuring decision, as well as the potential for modification or approval by the governor and the California Legislature.

     On December 19, 1995, the Securities and Exchange Commission approved SDG&E's application to delist its preferred and preference stock from the Pacific Stock Exchange. All SDG&E preferred and preference stock is now listed on the American Exchange only.

     On  January  15, 1996, SDG&E redeemed its $7.20 series preference
stock.   The  entire  $15  million  issue  was  called  for  mandatory redemption at $101 per share.

DERIVATIVES SDG&E's policy is to use derivative financial instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. These financial instruments are with major investment firms and, along with cash and cash equivalents and accounts receivable, expose SDG&E to market and credit risks. These risks may at times be concentrated with certain counterparties. SDG&E presently contemplates use of similar instruments to reduce its exposure to fluctuations in natural gas prices. SDG&E does not use derivatives for trading or speculative purposes.

     SDG&E periodically enters into interest rate swap and cap agreements to moderate its exposure to interest rate changes and to lower its overall cost of borrowing. These swap and cap agreements generally remain off the balance sheet as they involve the exchange of fixed- and variable-rate interest payments without the exchange of the underlying principal amounts. The related gains or losses are reflected in the income statement as part of interest expense. SDG&E would be exposed to interest-rate fluctuations on the underlying debt should other parties to the agreement not perform. Such non-performance is not anticipated. At December 31, 1995, SDG&E had two such agreements, including an index cap agreement on $75 million of bonds maturing in 1996, and a floating-to-fixed-rate swap associated with $45 million of variable-rate bonds maturing in 2002.

     SDG&E's pension fund periodically uses foreign currency forward contracts to reduce its exposure from exchange-rate fluctuations associated with certain investments in foreign equity securities. These contracts generally have maturities ranging from three to six months. At December 31, 1995, the pension fund held forward Yen-U.S. Dollar contracts totaling $20 million. SDG&E's pension fund is exposed to credit loss if the counterparties fail to perform. Such non-performance is not anticipated.

     Additional information on derivative financial instruments is provided in Note 9 of the notes to consolidated financial statements.

CASH FLOWS FROM INVESTING ACTIVITIES Cash used in investing activities in 1995 included utility construction expenditures and payments to its nuclear decommissioning trust. Construction expenditures, excluding nuclear fuel and the allowance for equity funds used during construction, were $221 million in 1995 and are estimated to be $220 million in 1996. The company continuously reviews its construction, investment and financing programs and revises them in response to changes in competition, customer growth, inflation, customer rates, the cost of capital, and environmental and regulatory requirements. Among other things, the level of expenditures in the next few years will depend heavily on the impact of the CPUC's industry restructuring decision, on the timing of expenditures to comply with air emission reduction and other environmental requirements, on the company's plan to transport natural gas to Mexico and, on the scope of Enova Technologies' investment in new technologies. These matters are discussed below.

     Payments to the nuclear decommissioning trust are expected to continue until SONGS is decommissioned, which is not expected to occur before 2013. Although Unit 1 was permanently shut down in 1992, it is expected to be decommissioned concurrently with Units 2 and 3.

REGULATORY MATTERS
ELECTRIC RATES In April 1995, the CPUC issued its decision on SDG&E's May 1995 Energy Cost Adjustment Clause Application, approving an $81 million decrease in electric rates effective May 1, 1995. The decrease reflects, among other things, lower fuel and purchased-power costs and the return of previous overcollections from customers. The $81 million ECAC decrease was combined with previously approved increases for cost of capital ($31 million) and base rates ($41 million), resulting in an authorized system average electric rate of $0.0987.

     In October 1995, SDG&E filed its 1996 ECAC rate request with the CPUC for an $18 million decrease in electric rates which, if approved, would result in an authorized system average electric rate of $0.0967 on June 1, 1996. The request reflects lower forecasted prices for fuel and purchased power, lower cost of capital, balancing account activity, and inflation and customer growth based on SDG&E's performance-based ratemaking Base Rates Mechanism formula. Settlement discussions are currently ongoing among SDG&E, the CPUC's Division of Ratepayer Advocates and other parties.

     In December 1995, the CPUC found SDG&E operations to be reasonable for the record period August 1, 1992, through July 31, 1993, except for $1.8 million associated with a wholesale transaction. This is the last comprehensive reasonableness review, since performance-based ratemaking (see below) limits such reviews to those issues causing expenses to fall outside certain parameters.

GAS RATES In July 1995, the CPUC issued its decision on SDG&E's June 1995 application to lower core gas rates by $16 million, effective August 1, 1995. The decrease was based on the decline in gas prices to levels below the Biennial Cost Allocation Proceeding's price forecast that became effective January 1, 1995, and lowered the gas portion of a typical residential SDG&E natural gas bill by $1.60 per month or 6.5 percent.

     In December 1995, the CPUC authorized SDG&E to implement a $21 million natural gas refund as a result of balancing account overcollections from lower-than-expected natural gas commodity costs. The typical customer's refund, distributed in February 1996, averaged $22. In December 1995, the CPUC also authorized a $25 million natural gas rate increase for residential and small-business customers. In January 1996, the typical customer's gas bill increased approximately $1.78 per month, primarily due to an increase in natural gas transportation prices from Southern California Gas and an update of balancing account activity.

PERFORMANCE-BASED RATEMAKING In December 1995, the CPUC issued its decision, authorizing rewards of $3.7 million for electric generation and dispatch (G&D) and $3.8 million for gas procurement based on first-year (August 1993 through July 1994) results of performance-based ratemaking (PBR). The CPUC also found SDG&E's nuclear and gas-storage operations reasonable for the same period.

     In October 1995, SDG&E filed reports with the CPUC on the results of its electric generation and dispatch and gas procurement mechanisms for the year ended July 31, 1995. SDG&E's fuel and purchased-power expenses fell below the benchmarks for these mechanisms by a total of $27.9 million ($2.8 million for G&D and $25.1 million for gas). In its filing for a rate adjustment effective June 1, 1996, SDG&E requested a total shareholder reward of $3.4 million ($0.8 million for G&D and $2.6 million for gas) and that the remainder of these savings be given to customers through lower rates.

     In July 1995, the CPUC authorized $7 million in rewards to shareholders as a result of SDG&E's exceeding CPUC-approved 1994 benchmarks under the base-rates PBR mechanism. Performance measures in the base-rates mechanism measures include customer satisfaction, national rates comparison, system reliability and employee safety.

     These PBR rewards are recorded in advance of receipt only when the entire reward will be collected in rates within 24 months of the CPUC's approval.

     The gas procurement and G&D mechanisms are effective under a previously authorized two-year experiment that began in August 1993. Both have been extended until the Division of Ratepayer Advocates and the Commission Advisory and Compliance Division file their final reports for the year ended July 31, 1995 (expected during the first quarter of 1996). Thereafter, SDG&E will be applying for an extension and modification in conjunction with the restructuring of California's electric utility industry (see "Competition" below), and the existing mechanisms are expected to remain in place until the CPUC acts on the application. The base-rates mechanism was established as a 5-year experimental mechanism that is intended to run from January 1994 through December 1998.

COST OF CAPITAL In November 1995, the CPUC issued its decision authorizing SDG&E, Pacific Gas and Electric, Southern California Edison, Southern California Gas and Sierra Pacific Power 11.60 percent returns on common equity for 1996. (SDG&E's was 12.05 percent in 1995.) SDG&E's resulting rate of return on ratebase is 9.37 percent, compared to 9.76 percent in 1995.

     In October 1995, SDG&E filed a proposal with the CPUC to implement a mechanism to establish its cost of capital beginning in January 1997. Each October, SDG&E's authorized rate of return would be adjusted if single A bond rates change by 1 percent or more from the prior year's benchmark. A 100-basis-point change in single A bond rates would result in a one-half percent change in SDG&E's return-on-equity. In addition, SDG&E's embedded costs of debt and preferred stock would be adjusted to reflect SDG&E's outstanding long-term debt and preferred stock at each September 30 if the return-on-equity adjustment described above is triggered. The adjustments would be effective on January 1 of the following year. The proposal suggests a 3-year trial period during which SDG&E's authorized capital structure would not change.

SAN ONOFRE NUCLEAR GENERATING STATION SDG&E is currently recovering its existing capital investment in San Onofre Nuclear Generating Station Unit 1 over a 4-year period that began in November 1992, when the CPUC issued a decision to permanently shut down the unit. The decision authorized Southern California Edison (majority owner and operator of SONGS) and SDG&E to recover their investments in Unit 1, of which SDG&E's share was $111 million. SDG&E is recovering its investment, earning a return of 9.1 percent. At December 31, 1995, $18 million remained to be recovered.

     In January 1996, the CPUC approved the accelerated recovery of SONGS Units 2 and 3 existing capital costs. The decision allows SDG&E to recover its investment of approximately $750 million over an 8-year period beginning in 1996, rather than over the anticipated operational life of the units, which is expected to extend to 2013. During the 8-year period, the authorized rate of return on the equity portion of the investment will be 90 percent of SDG&E's embedded cost of debt and the return on the debt-financed component will be at 7.52 percent (SDG&E's 1995 authorized cost of debt). The decision includes a performance incentive plan that encourages continued, efficient operation of the plant during the 8-year period. During this period, customers will pay about $0.04 per kilowatt-hour. This pricing structure replaces the traditional method of recovering the units' operating expenses and capital improvements. This is intended to make the units more competitive with other sources.

COMPETITION
ELECTRIC - CALIFORNIA In December 1995, the CPUC issued its policy decision on the restructuring of California's electric utility industry to stimulate competition and reduce rates. Beginning in January 1998, customers can buy their electricity through a power exchange that will obtain power from the lowest-bidding suppliers.
The exchange is a spot market with visible pricing. Consumers also may choose to continue to purchase from their local utility under regulated tariffs. As a third option, a cross section of all customer groups (residential, industrial, commercial and agricultural) will be able to go directly to any energy supplier and enter into private contracts with generators, brokers or others (direct access).
As the direct access mechanism has many technical issues to be resolved, a five-year phase-in is planned. All California electricity customers of investor-owned utilities will have the option to purchase generation services directly by 2003. Key points of the CPUC decision as it relates to SDG&E include:

   - An independent system operator (ISO) will schedule power transactions and access to the state transmission system, enabling competing power producers to have equal opportunity to deliver their supplies. Participation in the power exchange or "pool-based" wholesale electricity market will be voluntary for buyers and sellers, except for the investor-owned utilities. The ISO and the power exchange will be separate, independent entities under Federal Energy Regulatory Commission jurisdiction.

   - Utilities will be allowed to fully recover their "stranded" costs incurred for facilities approved by the CPUC, purchased-power and other contracts, and regulatory assets through the establishment of a non-bypassable competition transition charge (CTC) which all customers will be assessed.

   - Utilities will continue to have the obligation to provide distribution service to all customers and provide least-cost generation service to those customers who do not choose the direct-access option. Performance-based regulation rather than cost-of-service regulation will be used to encourage efficient utility operation.

   - Utilities will continue to have direct control and operation of the distribution business and procurement of generation services for customers who continue to purchase from the utility, which will continue to be regulated by the CPUC. Transmission facilities will be owned by the utilities and operated by the ISO.

   - For purposes of transition cost recovery, rates for customers taking bundled utility service (energy, transmission and distribution included into one rate) will be capped at levels consistent with January 1, 1996, revenue requirements. Including the CTC, rates cannot exceed the cap and, therefore, recovery of the CTC is limited by the cap. If rates not including the CTC meet or exceed the cap for a particular period, no CTC can be recouped, but rather will be accumulated in a balancing account for future recovery (see below).

   - The CPUC supports a non-bypassable surcharge to fund public policy programs.

     The decision identifies three primary sources of transition costs: uneconomic utility-owned generating assets (that portion of fossil units not recoverable in the energy price), existing purchased-power obligations (including qualifying facilities), and regulatory assets and obligations (including deferred operating costs and deferred taxes). By September 1996, the utilities must identify and value investments for inclusion in a transitional balancing account, subject to CPUC review and approval. The transition-balancing account can be adjusted through 2003 for errors or omissions. Collection of any investment-related transition costs must be completed by 2005. Thereafter, participation in the power exchange by investor-owned utilities will be voluntary.

     The decision allows for recovery of all remaining generation investment costs, with a reduced rate of return on any investment-related transition costs. The rate of return for the debt component would be equal to the utility's embedded cost of debt and the rate of return on the equity component would be equal to 90 percent of the embedded cost of debt. SDG&E's authorized cost of debt is 7.52 percent for 1995. The CPUC reduced the rate of return to reflect the perception of lower risk, due to the non-bypassable CTC on distribution customers, and the reduced risk that the plants will be found no longer used and useful and removed from rate base.

     The CPUC's concerns over market-power problems may require investor-owned utilities to divest themselves of a substantial portion of their generating assets. PG&E and Edison are required to file plans to voluntarily divest themselves of at least 50 percent of their fossil-fueled generating assets through a spin-off or sale to a non-affiliated entity. SDG&E is not included in this requirement, as the CPUC does not perceive these market-power problems in San Diego. In order to encourage the voluntary divestiture or spin-off of a utility's fossil generation, the decision provides for a 0.1 percent increase in equity return for each 10 percent of fossil plants disposed of in excess of the mandatory percentage.

     In addition, the utilities are required to file plans with the CPUC to implement direct access and new or revised PBR proposals. Plans to establish the power exchange and ISO are also required to be filed by the utilities with both the CPUC and the FERC, as the FERC has jurisdiction over the exchange, the ISO and interstate transmission.

     The California Legislature has passed a resolution forming an oversight committee to ensure the legislature's involvement in the policies presented by the CPUC, and that the policies comply with federal and state laws, and achieve the objectives both of competition and the various social programs that are currently funded through utility rates.

     The CPUC is currently working on building a consensus on the new market structure with the California Legislature, the governor, utilities and customers.

ELECTRIC-FEDERAL In March 1995, the FERC issued a proposed rule that, if adopted, would require all public utilities to offer wholesale "open-access" transmission service on a nondiscriminatory basis. In addition, public utilities would be required to  functionally  price
their generation and transmission services separately. The FERC also stated its belief that utilities should be allowed to recover the costs of assets and obligations made uneconomic by the changed regulatory environment. Although SDG&E's cost-recovery mechanisms are not currently under the jurisdiction of the FERC, the recognition by the FERC of the propriety of such cost recovery supports the CPUC's similar position.

     In October 1995, SDG&E filed for approval of its open-access tariffs for its service territory with the FERC in conjunction with its request for a marketing license for Enova Energy. In December 1995, the FERC issued a draft order approving SDG&E's open-access tariff, but rejecting Enova Energy's filing. This limits Enova Energy to cost-based rates. All non-rate terms and conditions were accepted subject to the outcome of the FERC's restructuring rulemaking.

     Final approval of the FERC's rule and the CPUC's industry-restructuring plan would result in the creation of a bid-based wholesale electricity spot market with open-access transmission. The FERC is expected to issue a final rule during the first half of 1996.

GAS The ongoing restructuring of the gas utility industry has allowed customers to bypass utilities as suppliers and, to a lesser extent, as
transporters  of  natural  gas.  Currently,  non-utility   electricity
producers and other large customers may use a utility's facilities to transport gas purchased from non-utility suppliers. Also, smaller customers may form groups to buy gas from another supplier. SDG&E would face significant competition if a major pipeline were to operate in or near SDG&E's service territory.

     In September 1995, SDG&E signed an agreement with Pacific Enterprises International, an affiliate of Southern California Gas, and Proxima, a Mexican company, to develop and operate natural gas distribution networks in Baja California, Mexico. Representing SDG&E will be an Enova Corporation subsidiary, Enova International.

     In  November  1995,  Mexico  issued  new  regulations   allowing
privately owned companies, including companies with foreign ownership, to participate in infrastructure projects involving natural gas transportation, storage and distribution. Previously, these activities were conducted by the government-owned oil company, Pemex.

     In November 1995, the three-company consortium submitted a Statement of Interest to the Mexican government requesting a permit to distribute natural gas in the city of Mexicali and surrounding areas. Other companies have also expressed an interest in the project. Under the new regulations, the government will conduct a bidding process before a permit is issued. If the consortium is awarded the permit, it will have an exclusive right to distribute natural gas in that region for 12 years.

     The proposed project would deliver gas to Mexicali through the pipeline network of Southern California Gas in the Imperial Valley. The initial capital will be $10 million to $15 million, and the initial load will be about 10 million cubic feet per day, serving mostly industrial customers. The proposed pipeline network would be continuously expanded to serve residential and commercial customers.

EFFECTS OF REGULATION SDG&E currently accounts for the economic effects of regulation in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," under which a regulated utility may record a regulatory asset if it is probable that, through the rate-making process, the utility will recover that asset from its customers. In the event that
recovery   of  specific  costs  through  rates  becomes  unlikely   or
uncertain,  whether  resulting  from the  effects  of  competition  or regulatory  actions, it could result in the writeoff  of  portions  of
these   regulatory   assets.  In  addition,  once  the   restructuring
transition is final, SDG&E may not continue to meet the criteria for applying SFAS 71 to all of its operations in the new regulatory framework.

     As the restructuring of the industry evolves, SDG&E will become more vulnerable to competition. However, based on recent CPUC decisions, recovery of stranded costs is provided for, including recovery of investment in SONGS Units 2 and 3, and SDG&E does not anticipate incurring a material charge against earnings for its generating facilities, the related regulatory assets and other long-term commitments. In addition, although California utilities' rates are significantly higher than the national average, SDG&E has a lower concentration of industrial customers and for 7 years has been the lowest-cost provider among the investor-owned utilities in California, which make its customers a less likely target for outside competitors.

RESOURCE PLANNING
BIENNIAL RESOURCE PLAN UPDATE PROCEEDING In December 1994, the CPUC issued a decision ordering SDG&E, Pacific Gas and Electric and Southern California Edison to proceed with the BRPU auction. SDG&E was ordered to begin negotiating contracts (ranging from 17 to 30 years) to purchase 500 mw of power from qualifying facilities at an estimated cost of $4.8 billion beginning in 1997. In February 1995, the FERC issued an order declaring the BRPU auction procedures unlawful under federal law. In July 1995, the CPUC issued a ruling encouraging SDG&E, PG&E and Edison to reach settlements with the auction winners. Settlement discussions are ongoing. Additional information on potential stranded costs and SDG&E's purchased-power commitments is described in Notes 10 and 11 of the notes to consolidated financial statements.

SOURCES OF FUEL AND ENERGY SDG&E's primary sources of fuel and purchased power include natural gas from Canada and the Southwest, surplus power from other utilities in the Southwest and the Northwest, and uranium from Canada. SDG&E expects its fuel and purchased-power costs to remain relatively low in the next few years due to the continued availability of surplus power in the Southwest and the continued availability of natural gas. Although short-term natural-gas supplies are volatile due to weather and other conditions, these sources should provide SDG&E with an adequate supply of low-cost natural gas. SDG&E is currently involved in litigation concerning its long-term contracts for natural gas with certain Canadian suppliers. SDG&E has settled with one supplier. SDG&E cannot predict the outcome of the litigation with the other suppliers, but does not expect that an unfavorable outcome would have a material effect on its financial condition or results of operations.

ENVIRONMENTAL MATTERS
SDG&E's operations are conducted in accordance with federal, state and local environmental laws and regulations governing hazardous wastes, air and water quality, land use and solid-waste disposal. SDG&E incurs significant costs to operate its facilities in compliance with these laws and regulations, and to clean up the environment as a result of prior operations of SDG&E or of others. The costs of compliance with environmental laws and regulations are normally recovered in customer rates. However, the CPUC's decision for restructuring the California electric utility industry (see above) will change the way utility rates are set and costs are recovered. Depending on the final outcome of industry restructuring and the impact of competition, the costs of compliance with future environmental regulations may not be fully recoverable.

     Capital expenditures to comply with environmental laws and regulations were $4 million in 1995, $5 million in 1994 and $8 million in 1993, and are expected to aggregate $38 million over the next 5 years. These expenditures primarily include the estimated cost of retrofitting SDG&E's power plants to reduce air emissions. They do not include potential expenditures to comply with water-discharge requirements for the Encina, South Bay and SONGS power plants, which are discussed below.

HAZARDOUS WASTES In May 1994, the CPUC approved a mechanism for utilities to recover their costs to clean up hazardous waste contamination at sites at which the utility may have responsibility or liability under the law to conduct or participate in any required cleanup. Basically, the mechanism allows utilities to recover 90 percent of their cleanup costs and any related costs of litigation with responsible parties, and 70 percent of their costs related to obtaining recovery of such cleanup costs from insurance carriers providing coverage for such costs.

     SDG&E disposes of its hazardous wastes at facilities owned and operated by other entities. Operations at these facilities may result in actual or threatened risks to the environment or public health. Where the owner or operator of such a facility fails to complete any corrective action required by regulatory agencies to abate such risks, applicable environmental laws may impose an obligation on SDG&E and others who disposed of hazardous wastes at the facility to undertake corrective actions.

     This type of obligation has been imposed upon SDG&E with respect to the Rosen's Electrical Equipment Supply Company site located in Pico Rivera, California. In December 1993, SDG&E received notification that the California Department of Toxic Substances Control (DTSC) considered SDG&E and eight other entities to be potentially responsible parties (PRPs) liable for any required corrective action regarding polychlorinated biphenyls contamination at the Rosen's site. The site was operated between approximately 1948 and 1984. As a part of its operations, Rosen's acquired and scrapped used electrical transformers. SDG&E sold some of its used electrical transformers to Rosen's. The DTSC considers SDG&E to be responsible for about 7 percent of the transformer-related contamination at the site. SDG&E is continuing to investigate this matter. In December 1995, the DTSC issued an Imminent and Substantial Endangerment Determination and Remedial Action Order to SDG&E and 10 other PRPs requiring them to assess and remove the risks of contamination from the site. However, SDG&E and the other PRPs have been negotiating with Rosen's and the DTSC to effect, before April 20, 1996, an alternative consent order which would separate the development of the cleanup plan from the actual cleanup. This would provide the PRPs with greater flexibility to manage and implement the required actions. Based on available information, SDG&E is unable to estimate the range of liability, if any, it may have for the necessary corrective action at this site.

     During the early 1900s SDG&E and its predecessors manufactured gas from oil at its Station A facility and at two other small facilities in Escondido and Oceanside. In 1995, SDG&E commenced an environmental assessment of Station A. Some significant amounts of residual by-products from the gas-manufacturing process have been discovered on portions of the facility during the assessment. However, the magnitude of such contamination has yet to be determined. The assessment will be completed in 1996, at which time the extent of any required remediation activities and a range of costs will be determined. Sufficient information is not currently available to estimate cleanup costs. The Escondido facility has been remediated at a cost of approximately $3 million during the period of 1990 through 1993. A site closure letter for this facility has been obtained from the San Diego County Department of Environmental Health Services. However, contaminants similar to the ones found on the Escondido site have been observed on adjacent parcels of property. SDG&E will assess these contaminants in 1996.

     SDG&E has identified various other sites for which it may bear some responsibility or liability for any corrective action that may be required under federal, state or local environmental laws. SDG&E may be held partially or indirectly responsible for remediation of some of these sites. However, SDG&E is unable to estimate the extent of its responsibility, if any, for remediation. Furthermore, the timing for assessing the costs of remediation at these sites and the number and identities of other parties that may also be responsible (and their respective responsibilities and abilities to share in the cost of the remediation) are also unknown.

ELECTRIC AND MAGNETIC FIELDS (EMF) SDG&E and other utilities are involved in litigation concerning electric and magnetic fields. An unfavorable outcome of this litigation could have a significant impact on the future operations of the electric utility industry, especially if relocation of existing power lines is ultimately required. To date, science has demonstrated no cause-and-effect relationship between cancer and exposure to the type of EMFs emitted by utilities' transmission lines and generating facilities. To respond to public concerns, the CPUC has directed the California utilities to adopt a low-cost EMF-reduction policy that requires reasonable design changes to achieve noticeable reduction of EMF levels that are anticipated from new projects. However, consistent with the major scientific reviews of available research literature, the CPUC has indicated that no health risk has been identified with exposure to EMFs.

AIR QUALITY In 1996, SDG&E must begin to comply with nitrogen dioxide emission limits that the San Diego Air Pollution Control District imposed on electric generating boilers through its Rule 69. Under the initial rule, SDG&E would have been required to retrofit each of its nine boilers with expensive pollution-control equipment to reduce nitrogen dioxide emissions and to maintain the total nitrogen oxide emissions from the entire system below a prescribed emissions cap (having graduated emission reductions to be achieved through 2001). The capital costs of compliance with the initial rule were expected to be approximately $110 million. However, in December 1995, the district amended the rule to remove the individual boiler retrofit requirements, but retained the system-wide emissions cap with further system-wide emission reductions to be achieved by 2005. The estimated capital costs for compliance with the amended rule are approximately $60 million. The California Air Resources Board (ARB) expressed concern that the amendments to Rule 69 did not meet the requirements of the California Clean Air Act. However, the ARB withheld any formal objections pending its review of SDG&E's Rule 69 compliance plan to be submitted in 1996. The ARB may seek to overturn some or all of the Rule 69 amendments or to otherwise impose more restrictive emissions limitations, which would cause SDG&E's Rule 69 compliance costs to increase.

     In 1990 the South Coast Air Quality Management District (AQMD) passed a rule which will require SDG&E's older natural gas compressor engines at its Moreno facility to either meet new stringent nitrogen oxide emission levels or be converted to electric drive. In October 1993, the AQMD adopted a new program called RECLAIM, which replaced existing rules and requires SDG&E's natural-gas compressor engines at its Moreno facility to reduce their nitrogen oxide emission levels by about 10 percent a year through 2003. This will be accomplished through the installation of new emission-monitoring equipment, operational changes to take advantage of low-emission engines and engine retrofits. SDG&E has concluded negotiations with the AQMD that resulted in the reclassification of three of these engines and eliminated the need for certain expensive monitoring equipment for those engines. The cost of complying with RECLAIM may be as much as $3 million.

WATER QUALITY In 1989, SDG&E submitted applications to the San Diego Regional Water Quality Control Board to renew the discharge permits for its South Bay and Encina power plants. Supplemental applications were submitted in 1993. These discharge permits are required to enable SDG&E to discharge its cooling water and certain other treated and nontreated nonhazardous wastewaters into the Pacific Ocean and into San Diego Bay. The permits are, therefore, prerequisites to the continued operation of its power plants as they are now configured. Increasingly stringent cooling-water and wastewater discharge limitations may be imposed in the future, and SDG&E may be required to build additional facilities to comply with these requirements. Such facilities could include wastewater treatment facilities, cooling towers or offshore- discharge pipelines.

     SDG&E anticipates that the regional board will issue a new permit for SDG&E's South Bay power plant in 1996. Pending the regional board's action, the previous permit remains effective.

     The regional board issued SDG&E a new discharge permit for its Encina power plant in November 1994. However, SDG&E's application for an exception to certain thermal-discharge requirements is still pending until the completion of thermal studies to be conducted in 1996. If SDG&E's exception application is denied, SDG&E could be required to construct offshore-discharge facilities at a cost of up to $75 million.

     The California Coastal Commission required a study of the offshore impact on the marine environment from the cooling-water discharge by SONGS Units 2 and 3. The study concluded that some environmental damage is caused by the discharge. To mitigate the environmental damage, the California Coastal Commission ordered Edison and SDG&E to improve the plant's fish-protection system, build a 300-acre artificial reef to help restore kelp beds and restore 150 acres of coastal wetlands. SDG&E may be required to incur capital costs of up to $30 million to comply with this order. The new pricing structure contained in the CPUC's decision regarding accelerated recovery of SONGS Units 2 and 3 (see "San Onofre Nuclear Generating Station" above) accommodates these added mitigation costs. In addition, SDG&E and Edison have asked the California Coastal Commission to reconsider and modify this mitigation plan to reduce the size of the artificial reef and shorten the monitoring period. Negotiations are ongoing.

WOOD-POLE PRESERVATIVES The Pacific Justice Center (Pacific), a for-profit law firm, and the Mateel Environmental Justice Foundation (Mateel), a nonprofit corporation, claim that SDG&E and other utilities and parties have violated California's Safe Drinking Water and Toxic Enforcement Act (Proposition 65) by failing to warn persons who may come into contact with the preservatives used in treated wood utility poles and by allowing such preservatives to be released into sources of drinking water. Some preservatives used in woodpoles are included on California's list of chemicals known to cause cancer or reproductive harm. Proposition 65 requires that prior warning be given to individuals who may be exposed to such chemicals unless the exposure will not pose a significant risk and that these substances not be released into sources of drinking water in significant quantities or otherwise in violation of the law. Violations of the Proposition 65 warning requirement can result in penalties of up to $2,500 per violation. SDG&E believes, on the basis of studies and other information, that exposure to wood poles containing these preservatives does not give rise to a significant risk and, therefore, no warning is required and that significant quantities of these preservatives are not released to any source of drinking water. SDG&E and the other utilities and parties have responded to the claims by denying their validity. In June 1995, Mateel, represented by Pacific, filed a complaint in San Francisco Superior Court against Pacific Bell, PG&E and two wood-pole manufacturers alleging the violations noted above. Although SDG&E was not named in this lawsuit, it is anticipated that Mateel may file a separate lawsuit against SDG&E and other utilities on the same grounds. SDG&E is cooperating with PG&E, Pacific Bell and others to achieve an effective and favorable resolution of this matter.

NEW ACCOUNTING STANDARDS
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement, which is effective for 1996 financial statements, requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. As discussed above and in
Note 11 of the notes to consolidated financial statements, the CPUC has issued a decision for restructuring the California electric utility industry to stimulate competition and has indicated that the California utilities will, within certain limits, be allowed recovery of regulatory assets, the excess carrying amount of existing utility plant and obligations under long-term purchased-power contracts over fair-market value over a transition period that ends in 2005. As a result of this and preliminary indications from the FERC on recovery of transition costs arising from industry restructuring, SFAS 121 is not currently expected to have an adverse impact on SDG&E's financial condition or results of operations. However, this may change in the future as restructuring, deregulation and competitive factors take effect in the electric utility industry.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." SFAS 123 is effective for 1996 financial statements and establishes a fair-value-based method of accounting for stock-based compensation plans. SFAS 123 provides a voluntary alternative to the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." However, it requires pro forma disclosure of the stock-based compensation arrangement's impact on net income and earnings per share as though SFAS 123's fair-value provisions had been adopted. SDG&E currently issues restricted-stock awards under its Long-Term Incentive Plan and expects to adopt the disclosure-only requirement of SFAS 123. Additional information on SDG&E's stock-based compensation plans is provided in Note 7 of the notes to consolidated financial statements.

Responsibility Report for the Consolidated Financial Statements

SDG&E and Enova (collectively referred to as "SDG&E") are responsible for the consolidated financial statements and other data in this annual report. To meet its responsibility for the reliability of the consolidated financial statements, SDG&E has developed a system of internal accounting controls and engages a firm of independent auditors. The board of directors of SDG&E carries out its responsibility for the consolidated financial statements through its audit committee, composed of directors who are not officers or employees of SDG&E.

     Management maintains the system of internal accounting controls, which it believes is adequate to provide reasonable, but not absolute, assurance that its assets are safeguarded, that transactions are executed in accordance with its objectives, and that the financial records and reports are reliable for preparing the consolidated financial statements in accordance with generally accepted accounting principles.

     The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the benefits derived and that management makes estimates and judgments of these cost/benefit factors. The system of internal accounting controls is supported by an extensive program of internal audits, selection and training of qualified personnel, and written policies and procedures.

     SDG&E's independent auditors, Deloitte & Touche LLP, are engaged to audit SDG&E's consolidated financial statements in accordance with generally accepted auditing standards for the purpose of expressing their opinion as to whether SDG&E's consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles.

     The audit committee discusses with SDG&E's internal auditors and the independent auditors the overall scope and specific plans for their respective audits. The committee also discusses SDG&E's consolidated financial statements and the adequacy of SDG&E's internal controls. The committee met twice during the fiscal year with the internal auditors, the independent auditors and management to discuss the results of their examinations, their evaluations of SDG&E's internal controls, and the overall quality of SDG&E's financial reporting. The internal auditors and the independent auditors have full and free access to the committee throughout the year.

     SDG&E's management has prepared the consolidated financial statements and other data in this annual report. In the opinion of SDG&E, the consolidated financial statements, which include amounts based on estimates and judgments of management, have been prepared in conformity with generally accepted accounting principles.

DAVID R. KUZMA
Senior Vice President, Chief Financial Officer and Treasurer



Independent Auditors' Report

To the Shareholders and Board of Directors of Enova Corporation and San Diego Gas & Electric Company:

We have audited the accompanying consolidated balance sheets and the statements of consolidated capital stock and of long-term debt of San Diego Gas & Electric Company and subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income, changes in capital stock and retained earnings, cash flows, and financial information by segments of business for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Diego Gas & Electric Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
San Diego, California
February 16, 1996

STATEMENTS OF CONSOLIDATED INCOME
In thousands except per share amounts

For the years ended December 31                        1995          1994          1993
                                                   ------------  ------------  ------------
Operating Revenues
  Electric                                          $1,503,926    $1,510,320    $1,514,608
  Gas                                                  310,142       346,183       346,658
  Diversified operations                                56,608        55,742        36,223
                                                   ------------  ------------  ------------
Total operating revenues                             1,870,676     1,912,245     1,897,489
                                                   ------------  ------------  ------------
Operating Expenses
  Electric fuel                                        100,256       143,339       174,444
  Purchased power                                      341,727       342,612       325,966
  Gas purchased for resale                             113,355       146,579       165,876
  Maintenance                                           91,740        70,776        81,788
  Depreciation and decommissioning                     278,239       262,238       245,144
  Property and other taxes                              45,566        44,746        44,902
  General and administrative                           210,207       207,908       204,290
  Other                                                209,358       208,533       196,564
  Income taxes                                         134,578       153,298       154,571
                                                   ------------  ------------  ------------
Total operating expenses                             1,525,026     1,580,029     1,593,545
                                                   ------------  ------------  ------------
Operating Income                                       345,650       332,216       303,944
                                                   ------------  ------------  ------------
Other Income and (Deductions)
  Writedown of real estate                                --         (25,000)        --
  Allow for equity funds used
   during construction                                   6,435         6,274        17,909
  Taxes on nonoperating income                             (27)       17,299           202
  Other - net                                           (5,876)      (19,117)        5,160
                                                   ------------  ------------  ------------
    Total other income and (deductions)                    532       (20,544)       23,271
                                                   ------------  ------------  ------------
Income Before Interest Charges                         346,182       311,672       327,215
                                                   ------------  ------------  ------------
Interest Charges
  Long-term debt                                        95,523        92,770        92,596
  Short-term debt and other                             20,215        14,619        11,335
  Allowance for borrowed funds
   used during construction                             (2,865)       (2,658)       (4,245)
                                                   ------------  ------------  ------------
    Net interest charges                               112,873       104,731        99,686
                                                   ------------  ------------  ------------
Income From Continuing Operations                      233,309       206,941       227,529
Discontinued Operations, Net Of Income Taxes               148       (63,464)       (8,814)
                                                   ------------  ------------  ------------
Net Income (before preferred
  dividend requirements)                               233,457       143,477       218,715
Preferred Dividend Requirements                          7,663         7,663         8,565
                                                   ------------  ------------  ------------
Earnings Applicable to Common Shares                $  225,794    $  135,814    $  210,150
                                                   ============  ============  ============
Average Common Shares Outstanding                      116,535       116,484       116,049
                                                   ============  ============  ============
Earnings Per Common Share from
Continuing operations                               $     1.94    $     1.71    $     1.89
                                                   ============  ============  ============
Earnings Per Common Share                           $     1.94    $     1.17    $     1.81
                                                   ============  ============  ============
Dividends Declared Per Common Share                 $     1.56    $     1.52    $     1.48
                                                   ============  ============  ============

See notes to consolidated financial statements

                                                  28

CONSOLIDATED BALANCE SHEETS
In thousands of dollars
Balance at December 31                                        1995            1994
                                                         --------------  --------------
ASSETS
Utility plant - at original cost                           $5,533,554      $5,329,179
Accumulated depreciation and decommissioning               (2,433,397)     (2,180,087)
                                                         --------------  --------------
   Utility plant-net                                        3,100,157       3,149,092
                                                         --------------  --------------
Investments and other property                                532,289         465,918
                                                         --------------  --------------
Current assets
   Cash and temporary investments                              96,429          25,405
   Accounts receivable                                        178,155         187,988
   Notes receivable                                            34,498          31,806
   Inventories                                                 67,959          75,607
   Other                                                       41,012          34,022
                                                         --------------  --------------
     Total current assets                                     418,053         354,828
                                                         --------------  --------------
Deferred taxes recoverable in rates                           298,748         305,717
                                                         --------------  --------------
Deferred charges and other assets                             321,193         322,881
                                                         --------------  --------------
     Total                                                 $4,670,440      $4,598,436
                                                         ==============  ==============
CAPITALIZATION AND LIABILITIES
Capitalization (see Statements of Consolidated
Capital Stock and of Long-Term Debt)
   Common equity                                           $1,520,070      $1,474,430
   Preferred stock not subject to mandatory redemption         93,475          93,493
   Preferred stock subject to mandatory redemption             25,000          25,000
   Long-term debt                                           1,350,094       1,339,201
                                                         --------------  --------------
     Total capitalization                                   2,988,639       2,932,124
                                                         --------------  --------------
Current liabilities
   Short-term borrowings                                         --            89,325
   Long-term debt redeemable within one year                  115,000         115,000
   Current portion of long-term debt                           36,316          35,031
   Accounts payable                                           145,517         130,157
   Dividends payable                                           47,383          46,200
   Taxes accrued                                                 --             5,519
   Interest accrued                                            22,537          23,372
   Regulatory balancing accounts overcollected-net            170,761         111,731
   Other                                                      125,438         113,815
                                                         --------------  --------------
     Total current liabilities                                662,952         670,150
                                                         --------------  --------------
Customer advances for construction                             34,698          36,250
Accumulated deferred income taxes-net                         523,335         513,592
Accumulated deferred investment tax credits                   104,226         109,161
Deferred credits and other liabilities                        356,590         337,159
Contingencies and commitments (Notes 10 and 11)                  --              --
                                                         --------------  --------------
     Total                                                 $4,670,440      $4,598,436
                                                         ==============  ==============

                      See notes to consolidated financial statements

                                           29

STATEMENTS OF CONSOLIDATED CASH FLOWS

In thousands of dollars
For the years ended December 31                                 1995          1994          1993
                                                            ------------  ------------  ------------
Cash Flows from Operating Activities
  Income from continuing operations                         $  233,309    $  206,941    $  227,529
  Adjustments to reconcile income from continuing
    operations to net cash provided by operating activities
      Writedown of real property and other assests                --          37,000          --
      Depreciation and decommissioning                         278,239       262,238       245,144
      Amortization of deferred charges and other assets         12,068        12,944        12,309
      Amortization of deferred credits and other
        liabilities                                            (32,975)      (30,370)      (18,616)
      Allowance for equity funds used during construction       (6,435)       (6,274)      (17,909)
      Deferred income taxes and investment tax credits         (30,748)      (55,069)       49,511
      Other-net                                                 57,475        57,734         8,764
  Changes in working capital components
      Accounts and notes receivable                              7,141        (9,110)       (5,916)
      Regulatory balancing accounts                             59,030        78,552       (13,245)
      Inventories                                                7,648           506           113
      Other current assets                                      (5,609)       (1,518)          869
      Interest and taxes accrued                                11,642        18,284       (19,141)
      Accounts payable and other current liabilities            26,983        (9,271)       19,999
  Cash flows provided(used) by discontinued operations           6,148         3,790        (1,979)
                                                            -----------  -------------  ------------
        Net cash provided by operating activities              623,916       566,377       487,432
                                                            -----------  -------------  ------------
Cash Flows from Financing Activities
  Dividends paid                                              (188,288)     (183,492)     (178,708)
  Short-term borrowings-net                                    (89,325)      (27,872)       48,397
  Issuance of long-term debt                                   124,641          --         369,893
  Repayment of long-term debt                                 (165,871)      (90,255)     (522,983)
  Sale (redemption) of common stock                               (241)         (558)       38,850
  Issuance of preferred stock                                     --            --          50,636
  Redemption of preferred stock                                    (18)         --         (65,228)
                                                            ------------  ------------  ------------
        Net cash used by financing activities                 (319,102)     (302,177)     (259,143)
                                                            ------------  ------------  ------------
Cash Flows from Investing Activities
  Utility construction expenditures                           (220,748)     (263,709)     (354,391)
  Withdrawals from construction trust funds - net                 --          58,042       190,225
  Contributions to decommissioning funds                       (22,038)      (22,038)      (22,038)
  Leasing investments                                             --            --         (19,729)
  Other-net                                                      3,874        (6,463)       (9,898)
  Discontinued operations                                        5,122       (17,338)       (9,708)
                                                            ------------  ------------  ------------
        Net cash used by investing activities                 (233,790)     (251,506)     (225,539)
                                                            ------------  ------------  ------------
Net increase                                                    71,024        12,694         2,750
Cash and temporary investments, beginning of year               25,405        12,711         9,961
                                                            ------------  ------------  ------------
Cash and temporary investments, end of year                 $   96,429    $   25,405    $   12,711
                                                            ============  ============  ============
Supplemental Schedule of Noncash Investing
  and Financing Activities
    Leasing investments                                     $    --       $    --       $  150,880
    Real estate investments                                     50,496        28,311        84,278
                                                            ------------  ------------  ------------
        Total assets acquired                                   50,496        28,311       235,158
    Cash paid                                                   (2,550)         (452)      (28,209)
                                                            ------------  ------------  ------------
    Liabilities assumed                                     $   47,946    $   27,859    $  206,949
                                                            ============  ============  ============

See notes to consolidated financial statements

                                                           30

STATEMENTS OF CONSOLIDATED CHANGES IN
 CAPITAL STOCK AND RETAINED EARNINGS

In thousands of dollars
For the years ended December 31, 1993, 1994, 1995

                                                Preferred  Stock
                                          -----------------------------
                                            Not Subject    Subject to             Premium on
                                            to Mandatory   Mandatory    Common     Capital     Retained
                                             Redemption    Redemption   Stock       Stock      Earnings
                                             ---------     ---------   ---------   ---------   ---------

Balance, December 31, 1992                   $ 62,493      $ 68,200    $287,585    $529,486    $624,368
  Net income                                                                                    218,715
  Common stock sold (1,457,756 shares)                                    3,644      33,612
  Long-term incentive plan activity-net                                      59       1,535
  Preferred stock sold (2,040,000 shares)      51,000                                  (364)
  Preferred stock retired (633,700 shares)    (20,000)      (43,200)                    850      (2,878)
  Dividends declared
    Preferred stock                                                                              (8,526)
    Common stock                                                                               (171,846)
--------------------------                   ---------     ---------   ---------   ---------   ---------
Balance, December 31, 1993                     93,493        25,000     291,288     565,119     659,833
  Net income                                                                                    143,477
  Long-term incentive plan activity-net                                      53        (611)
  Dividends declared
    Preferred stock                                                                              (7,663)
    Common stock                                                                               (177,066)
--------------------------                   ---------     ---------   ---------   ---------   ---------
Balance, December 31, 1994                     93,493        25,000     291,341     564,508     618,581
  Net income                                                                                    233,457
  Long-term incentive plan activity-net                                     117       1,530
  Preferred stock retired (880 shares)            (18)                                    8
  Dividends declared
    Preferred stock                                                                              (7,663)
    Common stock                                                                               (181,809)
--------------------------                   ---------     ---------   ---------   ---------   ---------
Balance, December 31, 1995                   $ 93,475      $ 25,000    $291,458    $566,046    $662,566
==========================                   =========     =========   =========   =========   =========

                             See notes to consolidated financial statements.
                                                  31

STATEMENTS OF CONSOLIDATED CAPITAL STOCK
In thousands of dollars except call price


Balance at December 31                                                       1995         1994
                                                                          -----------  ----------

COMMON EQUITY
Common stock, without par value, authorized
  255,000,000 shares, outstanding: 1995,
  116,583,358 shares; 1994, 116,536,535 shares                              $291,458     $291,341
Premium on capital stock                                                     566,046      564,508
Retained earnings                                                            662,566      618,581
                                                                          -----------  ----------
      Total common equity                                                 $1,520,070   $1,474,430
                                                                          ===========  ==========

PREFERRED STOCK (A)                                  Trading       Call
Not subject to mandatory redemption                  Symbol(B)     Price
  $20 par value, authorized 1,375,000 shares         ---------  --------
   5% Series, 375,000 shares outstanding             SDOPrA      $24.00       $7,500       $7,500
   4.50% Series, 300,000 shares outstanding          SDOPrB      $21.20        6,000        6,000
   4.40% Series, 325,000 shares outstanding          SDOPrC      $21.00        6,500        6,500
   4.60% Series, 1995, 373,770 shares;
    1994, 374,650 shares outstanding                 --          $20.25        7,475        7,493
Without par value (C)
   $7.20 Series, 150,000 shares outstanding (D)      SDOPrG     $101.00       15,000       15,000
   $1.70 Series, 1,400,000 shares outstanding        --         $25.85(E)     35,000       35,000
   $1.82 Series, 640,000 shares outstanding          SDOPrH     $26.00(E)     16,000       16,000
                                                                          -----------  ----------
   Total not subject to mandatory redemption                                 $93,475      $93,493
                                                                          ===========  ==========
Subject to mandatory redemption
  Without par value (C)
   $1.7625 Series, 1,000,000 shares outstanding(F)   --         $25.00(E)    $25,000      $25,000
                                                                          -----------  ----------
     Total subject to mandatory redemption                                   $25,000      $25,000
                                                                          =========== ===========



(A) All series of preferred stock have cumulative preferences as to dividends.
    The $20 par value preferred stock has two votes per share, whereas the no par value preferred stock is nonvoting. The $20 par value preferred stock has a liquidation value at par. The no par value preferred stock has a liquidation value of $25 per share, except for the $7.20 series, which had a liquidation value of $100 per share (see Note D).

(B) All listed shares are traded on the American Stock Exchange.

(C) Authorized 10,000,000 shares total (both subject to and not subject to mandatory redemption).

(D) The $7.20 series was fully redeemed on January 15, 1996.

(E) The $1.70 and $1.7625 series are not callable until 2003; the $1.82 series is not callable until 1998.

(F) The $1.7625 series has a sinking fund requirement to redeem 50,000 shares per year from 2003 to 2007. The remaining 750,000 shares must be redeemed in 2008.
                      See notes to consolidated financial statements.
                                               32

STATEMENTS OF CONSOLIDATED LONG-TERM DEBT
In thousands of dollars
<Captions>
                                                   First Call
Balance at December 31                                Date            1995        1994
                                                -----------------  ----------  ----------

First mortgage bonds
  5.5% Series I, due March 1, 1997                 4/15/67         $   25,000  $   25,000
  4.00% Series CC, due May 1, 2008(A)               9/1/96             53,000      53,000
  4.00% Series DD, due December 1, 2008(A)          9/1/96             27,000      27,000
  9.25% Series EE, due September 1, 2020(B)         9/1/95               --        74,350
  3.95% Series FF, due December 1, 2007(A)          8/1/96             35,000      35,000
  7.625% Series GG, due July 1, 2021(B)             7/1/96             44,250      44,250
  7.375% Series HH, due December 1, 2021(B)        12/1/96             81,350      81,350
  8.75% Series II, due March 1, 2023(B)             9/1/97             25,000      25,000
  9.625% Series JJ, due April 15, 2020             4/15/00            100,000     100,000
  6.8% Series KK, due June 1, 2015(A)         Non-callable             14,400      14,400
  8.5% Series LL, due April 1, 2022                 4/1/02             60,000      60,000
  7.625% Series MM, due June 15, 2002         Non-callable             80,000      80,000
  6.1% and 6.4% Series NN, due September 1, 2018
    and 2019(B)                                     9/1/02            118,615     118,615
  Various % Series OO, due December 1, 2027(C)        (C)             250,000     250,000
  5.9% Series PP, due June 1, 2018(B)               6/1/03             70,795      70,795
  Variable % Series QQ, due June 1, 2018(B)           (D)              14,915      14,915
  5.85% Series RR, due June 1, 2021(A)              6/1/03             60,000      60,000
  5.9% Series SS, due September 1, 2018(B)          9/1/03             92,945      92,945
  Variable % Series TT, due September 1, 2020(B)      (D)              57,650        --
  Variable % Series UU, due September 1, 2020(B)      (D)              16,700        --
                                                --------------     ----------  ----------
       Total                                                        1,226,620   1,226,620
                                                                   ----------  ----------
Capitalized leases                                                    105,365     103,575
Debt incurred to acquire limited partnerships,
  various rates, payable annually through 2005                        142,198     109,473
Bank loans, various rates                                                --        17,298
Other long-term debt                                                   33,558      40,177
Unamortized discount on long-term debt                                 (6,331)     (7,911)
Long-term debt redeemable within one year                            (115,000)   (115,000)
Current portion of long-term debt                                     (36,316)    (35,031)
                                                                   ----------  ----------
Total                                                              $1,350,094  $1,339,201
                                                                   ==========  ==========

(A)  Issued to secure the company's obligation under a series of loan agreements with the
     California Pollution Control Financing Authority under which the Authority loaned proceeds from the sale of $115 million of variable-rate/demand (series CC, DD and FF) and
     $74 million in fixed-rate (series KK and RR) tax-exempt pollution control revenue bonds to the company to finance certain qualifying facilities associated with the company's 20 percent interest in San Onofre Units 2 and 3.

(B)  Issued to secure the company's obligation under a series of loan agreements with the City of San Diego under which the city loaned the proceeds from the sale of $522 million in industrial development revenue bonds to the company to finance certain qualifying facilities.
     All series are tax-exempt except QQ and UU.

(C)  Issued to secure the company's obligation under a loan agreement with the City of Chula
     Vista under which the city loaned the proceeds from the sale of $250 million in tax-exempt industrial development revenue bonds to the company to finance certain qualified facilities.
     The first call date for $75 million is December 1, 2002.  The remaining $175 million of the bonds is currently variable rate and is callable at various dates within 1 year. Of this, $45 million is subject to a floating-to-fixed rate swap, which expires December 15, 2002 (See Note 9).

(D)  Callable at various dates within 1 year.

                           See notes to consolidated financial statements.
                                                 33

STATEMENTS OF CONSOLIDATED FINANCIAL
INFORMATION BY SEGMENTS OF BUSINESS

In thousands of dollars
At December 31 or for the
years then ended                               1995         1994         1993
----------------------------------          -----------  -----------  -----------
Operating Revenues (A), (B)                 $1,870,676   $1,912,245   $1,897,489
                                            ===========  ===========  ===========
Operating Income
  Electric operations                       $  263,346   $  255,768   $  242,143
  Gas operations                                51,654       50,375       46,071
  Diversified operations (B)                    30,650       26,073       15,730
                                            -----------  -----------  -----------
       Total                                $  345,650   $  332,216   $  303,944
                                            ===========  ===========  ===========
Depreciation and Decommissioning
  Electric operations                       $  227,616   $  220,811   $  210,890
  Gas operations                                33,225       31,009       28,215
  Diversified operations (B)                    17,398       10,418        6,039
                                            -----------  -----------  -----------
       Total                                $  278,239   $  262,238   $  245,144
                                            ===========  ===========  ===========
Utility Plant Additions (C)
  Electric operations                       $  171,151   $  203,887   $  291,456
  Gas operations                                49,597       59,822       62,935
                                            -----------  -----------  -----------
       Total                                $  220,748   $  263,709   $  354,391
                                            ===========  ===========  ===========
Identifiable Assets
  Utility plant-net
    Electric operations                     $2,659,017   $2,725,624   $2,724,139
    Gas operations                             441,140      423,468      393,494
                                            -----------  -----------  -----------
       Total                                 3,100,157    3,149,092    3,117,633
                                            -----------  -----------  -----------
  Inventories
    Electric operations                         53,828       56,209       57,410
    Gas operations                              14,131       19,398       18,703
                                            -----------  -----------  -----------
       Total                                    67,959       75,607       76,113
                                            -----------  -----------  -----------
  Other identifiable assets
    Electric operations                        802,172      732,941      744,335
    Gas operations                             148,714      149,199      139,631
    Diversified operations (B)                 434,940      373,076      467,691
                                            -----------  -----------  -----------
       Total                                 1,385,826    1,255,216    1,351,657
                                            -----------  -----------  -----------
Other Assets                                   116,498      118,521       97,481
                                            -----------  -----------  -----------
Total Assets                                $4,670,440   $4,598,436   $4,642,884
                                            ===========  ===========  ===========

(A) The detail to operating revenues is provided in the Statements of Consolidated Income. The gas operating revenues shown therein include
    $9 million in 1995, $18 million in 1994 and $16 million in 1993, representing the gross margin on sales to the electric segment. These margins arose from interdepartmental transfers of $85 million in 1995, $119 million in 1994 and $141 million in 1993, based on transfer pricing approved by the California Public Utilities Commission in tariff rates.

(B) As discussed in Note 3, during 1995 SDG&E sold its investment in Wahlco
    Environmental Systems, Inc. The sale of Wahlco is being accounted for as a disposal of a segment of business and SDG&E's prior periods' financial statements have been restated to reflect Wahlco as a discontinued operation.

(C) Excluding allowance for equity funds used during construction.

Utility income taxes and corporate expenses are allocated between electric and gas operations in accordance with regulatory accounting requirements.

              See notes to consolidated financial statements.
                                     34

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS On December 6, 1995, San Diego Gas and Electric Company announced the formation of Enova Corporation (Enova) as the parent company for SDG&E, an operating public utility, and its unregulated subsidiaries. On January 1, 1996, Enova became the parent of SDG&E. SDG&E's outstanding common stock was converted on a share-for-share basis into Enova common stock. SDG&E's debt securities, preferred and preference stock were unaffected and remain with SDG&E. On January 31, 1996, SDG&E's ownership interest in its non-utility subsidiaries was transferred to Enova at book value, completing the parent company structure.

The consolidated financial statements include SDG&E and its subsidiaries and, therefore, also reflect what is now Enova
and   its  subsidiaries.  The  subsidiaries  include   Pacific
Diversified Capital, Enova Financial, Enova Energy and Califia Company. The principal market for SDG&E's electric and gas business is in San Diego County and an adjacent portion of Orange County, California. SDG&E is subject to regulation by the California Public Utilities Commission and the Federal Energy Regulatory Commission. Califia and Enova Financial are engaged in non-utility investment activities throughout the United States. Enova Energy is an energy-management consulting firm offering services to utilities and large consumers. Pacific Diversified Capital is the parent company for non-utility subsidiaries, Phase One Development, which is engaged in real estate development, and Enova Technologies, which is in the business of developing new technologies generally related to utilities and energy. In 1995, non-utility subsidiaries, excluding Wahlco Environmental Systems, contributed 9 percent to operating income (8 percent in 1994). In June 1995, SDG&E sold its interest in Wahlco. Prior periods have been restated to account for the net results of Wahlco as discontinued operations in accordance with Accounting Principles Board Opinion No. 30 "Reporting the Effects of a Disposal of a Segment of Business." Additional information concerning Wahlco is described in Note 3.

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of San Diego Gas & Electric Company
and   its  wholly-owned  subsidiaries.  All  significant  intercompany accounts and transactions have been eliminated in consolidation.

UTILITY PLANT AND DEPRECIATION Utility plant represents the buildings, equipment and other facilities used to provide electric and gas service. The cost of utility plant includes labor, material, contract services and other related items, and an allowance for funds used during construction. The cost of retired depreciable utility plant, plus removal costs minus salvage value, is charged to accumulated depreciation. Information regarding industry restructuring and its effect on utility plant is included in Note 11. Utility plant in service by major functional categories at December 31, 1995, are: electric generation $1.8 billion ($1.7 billion at December 31, 1994), electric distribution $2.1 billion ($2.0 billion at December 31, 1994), electric transmission $0.7 billion ($0.7 billion at December 31, 1994), other electric $0.2 billion ($0.2 billion at December 31,
1994) and gas $0.7 billion ($0.7 billion at December 31, 1994). Accumulated depreciation and decommissioning of electric and gas utility plant in service at December 31, 1995, are $2.1 billion and $0.3 billion, respectively ($1.9 billion and $0.3 billion at December 31, 1994).

     Depreciation expense reflects the straight-line, remaining-useful-life method. The provisions for depreciation as a percentage of average depreciable utility plant (by major functional categories) are: electric generation 4.04 in 1995 (4.04 in 1994, 4.03 in 1993), electric  distribution  4.36 in 1995 (4.35 in  1994,  4.35  in  1993), electric transmission 3.21 in 1995 (3.24 in 1994, 3.26 in 1993), other electric 5.89 in 1995 (5.88 in 1994, 5.80 in 1993) and gas 4.06 in
1995 (4.11 in 1994, 4.16 in 1993).

INVENTORIES Included in inventories at December 31, 1995, are SDG&E's $42 million of materials and supplies ($44 million in 1994), and $26 million of fuel oil and natural gas ($32 million in 1994). Materials and supplies are valued at average cost; fuel oil and natural gas are valued by the last-in, first-out (LIFO) method.

OTHER CURRENT ASSETS Included in other current assets at December 31, 1995, is SDG&E's $18 million of investment in SONGS 1, which will be recovered in 1996. At December 31, 1994, $28 million of SDG&E's SONGS 1 investment is included in other current assets and the $17 million noncurrent portion of the investment is included in "Deferred Charges and Other Assets" on the Consolidated Balance Sheets.

OTHER CURRENT LIABILITIES Included in other current liabilities at December 31, 1995, is Califia's $34 million current portion of deferred lease revenue ($32 million in 1994). The $54 million noncurrent portion ($88 million in 1994) is included in "Deferred Credits and Other Charges." Deferred lease revenues are amortized over the lease terms, which expire in 1998.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC) The allowance represents the cost of funds used to finance the construction of utility plant and is added to the cost of utility plant. AFUDC also increases income, partly as an offset to interest charges shown in the Statements of Consolidated Income, although it is not a current source of cash. The average rate used to compute AFUDC was 9.74 percent in 1995, 8.80 percent in 1994 and 9.57 percent in 1993.

EFFECTS OF   REGULATION SDG&E's  accounting  policies  conform   with
generally accepted accounting principles for regulated enterprises and reflect the policies of the California Public Utilities Commission and the Federal Energy Regulatory Commission. SDG&E prepares its financial statements in accordance with the provisions of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of

Certain Types  of  Regulation," under which a regulated utility may record  a regulatory  asset  if  it  is probable that, through  the
rate-making process,   the  utility  will  recover  that  asset  from
customers. Regulatory liabilities represent future reductions in revenues for amounts due customers. Additional information concerning SDG&E's regulatory assets and liabilities is described below in "Revenues and Regulatory Balancing Accounts" and in Note 11.
To the extent  that  a portion  of SDG&E's operations are no longer subject to
 SFAS 71, and recovery is no longer probable as a result of changes in regulation and/or SDG&E's competitive position, the related regulatory assets and liabilities would be written off. In addition, a new standard effective for 1996 financial statements, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," affects utility plant and regulatory assets such that a loss must be recognized whenever a regulator excludes all or part of an asset's cost from rate base. As discussed in Note 11, the CPUC has issued a decision for restructuring the California electric utility industry to stimulate competition. The CPUC has indicated that the California utilities will be allowed recovery of their existing utility plant and regulatory assets over a transition period that ends in 2005. SDG&E continues to evaluate the applicability of SFAS 71 as the electric industry restructuring progresses.

REVENUES AND REGULATORY BALANCING ACCOUNTS Revenues from utility customers consist of deliveries to customers and the changes in regulatory balancing accounts. Earnings fluctuations from changes in the costs of fuel oil, purchased energy and natural gas, and consumption levels for electricity and the majority of natural gas are eliminated by balancing accounts authorized by the CPUC. The balances of these accounts represent amounts that will be recovered from, or repaid to, customers by adjustments to future prices, generally over a one-year cycle. It is uncertain whether the CPUC will continue to allow these or some other form of balancing accounts once its electric industry restructuring decision takes effect in 1998.

DEFERRED CHARGES AND OTHER ASSETS Deferred charges include SDG&E's unrecovered premium on early retirement of debt and other regulatory-related expenditures that SDG&E expects to recover in future rates. These items are amortized as recovered in rates. Additional information is included in Note 11.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENTS OF CONSOLIDATED CASH FLOWS Temporary investments are highly liquid investments with original maturities of 3 months or less.

BASIS OF PRESENTATION Certain-prior year amounts have been reclassified to conform to the current year's format.

NOTE 2: WRITEDOWNS

In June 1994, SDG&E recorded writedowns related to the utility and its subsidiaries. SDG&E recorded a $25 million writedown of various commercial properties, including $19 million of subsidiary properties in Colorado Springs and in San Diego, to reflect continuing declines in commercial real estate values. SDG&E also recorded a $12 million writedown of various non-earning utility assets, including the South Bay Repower project. Other writedowns, associated with discontinued operations, are described in Note 3.

NOTE 3: DISCONTINUED OPERATIONS -
WAHLCO ENVIRONMENTAL SYSTEMS, INC.

On June 6, 1995, SDG&E sold its investment in Wahlco Environmental Systems, Inc., for $5 million. The sale of Wahlco has been accounted for as a disposal of a segment of business and SDG&E's prior periods' financial statements have been restated to reflect Wahlco as a discontinued operation. Discontinued operations consist of the following:

Year Ended December 31           1995       1994       1993
-----------------------------------------------------------
in millions of dollars
Revenues                         $24        $70        $82
Loss from operations before
  income taxes                    -         (70)       (14)
Loss on disposal before
  income taxes                   (12)        -          -
Income tax benefits               12          7          5
____________________________________________________________

The loss on disposal of Wahlco was recorded in 1995 and reflects the sale of Wahlco and Wahlco's net operating losses after 1994. The loss from discontinued operations for 1994 was primarily due to the $59 million writedown of Wahlco's goodwill and other intangible assets as a result of the depressed air pollution-control market and increasing competition. The 1995 income tax benefit includes the effects of the 1994 writedown to the extent recognizable thus far.

     Wahlco's net assets (included in "Investments and Other Property" on the Consolidated Balance Sheets) at December 31, 1994, are summarized as follows:

Current assets                                        $ 40.2
Non-current assets                                      18.9
Current liabilities                                    (27.1)
Long-term debt and other liabilities                   (24.2)
-------------------------------------------------------------
    Net assets                                        $  7.8
_____________________________________________________________

NOTE 4: LONG-TERM DEBT

Amounts and due dates of long-term debt are shown on the Statements of Consolidated Long-Term Debt. Excluding capital leases, which are described in Note 10, combined aggregate maturities and sinking fund requirements of long-term debt are $28 million for 1996, $55 million for 1997, $31 million for 1998, $27 million for 1999 and $17 million for 2000. SDG&E has CPUC authorization to issue an additional $138 million in long-term debt.

FIRST MORTGAGE BONDS First mortgage bonds are secured by a lien on substantially all of SDG&E's utility plant. Additional first mortgage bonds may be issued upon compliance with the provisions of the bond indenture, which provides for, among other things, the issuance of an additional $1.2 billion of first mortgage bonds at December 31, 1995. Certain of the first mortgage bonds may be called at SDG&E's option.

     First mortgage bonds totaling $379 million have variable interest rate provisions. On $115 million, bondholders may elect to redeem their bonds at the annual interest-adjustment dates. For purposes of determining the aggregate maturities listed above, it is assumed that these issues will not be redeemed before their scheduled maturity.

     During 1995, SDG&E issued $74 million of first mortgage bonds and retired $74 million of first mortgage bonds prior to scheduled maturity.

OTHER DEBT At December 31, 1995, SDG&E had $280 million of bank lines providing a committed source of long-term borrowings, of which no debt was outstanding. Bank lines, unless renewed by SDG&E, expire in 2000. Commitment fees are paid on the unused portion of the lines and there are no requirements for compensating balances.

     Loans of $161 million and $151 million at December 31, 1995, and 1994, respectively, are secured by subsidiary equipment and real estate.

     Interest payments, including those applicable to short-term borrowings, amounted to $114 million in 1995, $102 million in 1994 and $104 million in 1993.

     SDG&E periodically enters into interest-rate swap-and-cap agreements to moderate its exposure to interest-rate changes and to lower its overall cost of borrowings. At December 31, 1995, SDG&E had such agreements, maturing in 1996 and 2002, with underlying debt aggregating $120 million. See additional information in Note 9.

NOTE 5: SHORT-TERM BORROWINGS

At December 31, 1995, and 1994, short-term borrowings and weighted average interest rates thereon were:

in millions of dollars         1995                  1994
----------------------------------------------------------------------
                        Balance  Interest Rate  Balance  Interest Rate
----------------------------------------------------------------------
Bank loans                $--         --          $58         6.4%
Subsidiaries' bank
  credit lines             --         --           31         7.1%
----------------------------------------------------------------------
     Total                $--                     $89
______________________________________________________________________

In addition to the $280 million of long-term bank lines (see "Other Debt" in Note 4), at December 31, 1995, SDG&E had $30 million of bank lines available to support commercial paper. Commitment fees are paid on the unused portion of the lines and there are no requirements for compensating balances.

NOTE 6: FACILITIES UNDER JOINT OWNERSHIP

The San Onofre nuclear generating station and the Southwest Powerlink transmission line are jointly owned with other utilities. SDG&E's interests at December 31, 1995, were:

in millions of dollars
------------------------------------------------------
                                 San         Southwest
Project                        Onofre        Powerlink
------------------------------------------------------
Percentage ownership               20             89
Utility plant in service       $1,127       $    216
Accumulated depreciation       $  397       $     81
Construction work in progress  $    9       $      -
------------------------------------------------------

Each participant in the projects must provide its own financing. The amounts specified above for San Onofre include nuclear production, transmission and other facilities.

     SDG&E's share of operating expenses is included in its Statements of Consolidated Income.

     SDG&E's share of future dismantling and decontamination costs for the San Onofre units is estimated to be $343 million in current dollars and is based on studies performed by outside consultants, updated triennially. The most recent study was performed in 1993. These costs are included in setting rates and are expected to be fully recovered by 2013, the estimated last year of service.

     The amount accrued each year is based on the amount allowed by regulators and is currently being collected in rates. This amount and the expected earnings of the trust fund are considered sufficient to cover SDG&E's share of future decommissioning costs. The depreciation and decommissioning expense reflected on the Statements of Consolidated Income includes $22 million of decommissioning expense for each of the years 1995, 1994 and 1993.

     Decontamination objectives, work scope and procedures must meet the requirements of the Nuclear Regulatory Commission, the Environmental Protection Agency, the California Public Utilities Code and the requirements of other regulatory bodies.

     The amounts collected in rates are invested in externally managed trust funds. In accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, the securities held by the trust are considered held for sale and are adjusted to market value ($270 million at December 31, 1995, which is included in "Investments and Other Property" on the Consolidated Balance Sheets and which includes a $25 million unrealized gain). The corresponding accumulated accrual is included in accumulated depreciation and decommissioning on the Consolidated Balance Sheets.

     The Financial Accounting Standards Board is currently reviewing accounting for liabilities related to closure and removal of long-lived assets, such as nuclear power plants, including the recognition, measurement and classification of such costs. The Board could require, among other things, that SDG&E's future balance sheets include a liability for the estimated decommissioning costs, and a related regulatory asset reflecting anticipated rate recovery of this liability to the extent not already collected from customers. This is not expected to have an adverse effect on results of operations.

     Additional information regarding San Onofre is included in  Notes
10 and 11.

NOTE 7: EMPLOYEE BENEFIT PLANS

SDG&E has a defined-benefit pension plan, which covers substantially all utility employees. Benefits are related to the employees'
compensation. Plan assets consist primarily of common stocks and bonds. SDG&E funds the plan based on the projected unit credit actuarial cost method. Net pension cost consisted of the following for the year ended December 31:

in thousands of dollars              1995       1994       1993
-----------------------------------------------------------------
Cost related to current service    $ 14,598   $ 18,733   $ 18,233
Interest on projected
  benefit obligation                 30,760     33,254     29,745
Return on plan assets              (132,674)    (1,319)   (39,351)
Net amortization and deferral        93,708    (34,253)    5,342
-----------------------------------------------------------------
Cost pursuant to accounting
  standards                           6,392     16,415    13,969
Regulatory adjustment                   608    (16,415)  (13,969)
-----------------------------------------------------------------
    Net cost                         $7,000   $    -    $    -
_________________________________________________________________

The plan's status was as follows at December 31:

in thousands of dollars                    1995        1994
-------------------------------------------------------------
Accumulated benefit obligation
Vested                                   $357,089    $308,672
  Nonvested                                 8,880      10,480
-------------------------------------------------------------
    Total                                $365,969    $319,152
-------------------------------------------------------------
Plan assets at fair value                $542,336    $424,455
Projected benefit obligation              481,450     417,625
-------------------------------------------------------------
Plan assets less projected benefit
  obligation                               60,886       6,830
Unrecognized effect of accounting
  change                                   (1,139)     (1,328)
Unrecognized prior service cost            11,869      12,956
Unrecognized actuarial gains             (130,828)    (71,278)
--------------------------------------------------------------
    Net liability                        $(59,212)   $(52,820)
______________________________________________________________

The projected benefit obligation assumes a 7.25 percent actuarial discount rate in 1995 (8.25 percent in 1994) and a 5.0 percent average annual compensation increase. The expected long-term rate of return on plan assets is 8.5 percent. The increase in the total accumulated benefit obligation and projected benefit obligation is due primarily to the decrease in the actuarial discount rate.

     Eligible employees may make a contribution of 1 percent to 15 percent of their compensation to SDG&E's savings plan for investment in mutual funds or in SDG&E common stock. SDG&E contributes amounts equal to up to 3 percent of participants' compensation for investment in SDG&E common stock. SDG&E's expense for the pension and the savings plans and a supplemental retirement plan for a limited number of key employees was approximately $13 million in 1995, $6 million in 1994 and $6 million in 1993.

     SDG&E has a long-term incentive stock compensation plan that provides for aggregate awards of up to 2,700,000 shares of common stock. The plan terminates in April 2005. In each of the last 10 years, SDG&E issued approximately 45,000 shares to 65,000 shares of stock to officers and key employees for $2.50 per share, subject to buy back over 4 years if certain corporate goals are not met.

     SDG&E provides certain health and life insurance benefits to retired utility employees. Prior to 1993, SDG&E expensed these benefits when paid and such amounts were normally recovered in rates. Effective January 1, 1993, SDG&E adopted SFAS 106, Employers'
Accounting for Postretirement Benefits Other Than Pensions, which requires that these benefits be accrued during the employee's years of service, up to the year of benefit eligibility. The unamortized transition obligation of approximately $35 million is being amortized through 2012. SDG&E is recovering the cost of these benefits based upon actuarial calculations and funding limitations. The amounts expensed for these benefits were $5 million in 1995, in 1994 and in 1993.

NOTE 8: INCOME TAXES

SFAS 109, Accounting for Income Taxes, requires the use of the balance sheet method of accounting for income taxes. Under this method, a deferred tax asset or liability represents the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities and is measured using the latest enacted tax rates.

     As a result of adopting SFAS 109, SDG&E recorded additional deferred income taxes related to the allowance for funds used during construction and other temporary differences for which deferred income taxes had not been provided. Existing deferred income taxes were reduced due to intervening income tax rate reductions, and a deferred income tax asset related to unamortized investment tax credits was recorded.

     The net effect of these changes is almost entirely offset by a regulatory asset of $299 million at December 31, 1995 ($306 million at December 31, 1994). This regulatory asset is expected to be recovered in future rates and will be adjusted as it is recovered through the ratemaking process and as tax rates and laws change. See additional discussion regarding regulatory assets in Note 11.

     Income tax payments totaled $148 million in 1995, $167 million in 1994 and $116 million in 1993.

Components of Accumulated Deferred Income Taxes

in thousands of dollars                        1995         1994
------------------------------------------------------------------
Deferred tax liabilities
  Differences in financial and
    tax bases of utility plant               $619,062     $626,957
  Loss on reacquired debt                      26,829       27,576
  Other                                        66,411       60,056
------------------------------------------------------------------
    Total deferred tax liabilities            712,302      714,589
------------------------------------------------------------------
Deferred tax assets
  Unamortized investment tax credits           71,451       74,563
  Equipment leasing activities                 36,493       49,547
  Regulatory balancing accounts                34,061       10,596
  Other                                       143,892      133,748
------------------------------------------------------------------
    Total deferred tax assets                 285,897      268,454
------------------------------------------------------------------
Net deferred income tax liability             426,405      446,135
Current portion (net asset)                    96,930       67,457
------------------------------------------------------------------
Non-current portion (net liability)          $523,335     $513,592
__________________________________________________________________

Components of Income Tax Expense

in thousands of dollars          1995       1994        1993
---------------------------------------------------------------
Current
  Federal                      $134,212    $149,361   $ 84,555
  State                          42,630      41,288     24,208
--------------------------------------------------------------
    Total current taxes         176,842     190,649    108,763
--------------------------------------------------------------
Deferred
  Federal                       (23,914)    (37,605)    43,365
  State                         (13,464)    (12,897)     7,001
--------------------------------------------------------------
    Total deferred taxes        (37,378)    (50,502)    50,366
--------------------------------------------------------------
Deferred investment
  tax credits - net              (4,859)     (4,148)    (4,760)
--------------------------------------------------------------
    Total income tax
      expense                  $134,605    $135,999   $154,369
______________________________________________________________

Federal and state income taxes are allocated between operating income and other income.

RECONCILIATION OF STATUTORY FEDERAL INCOME TAX RATE TO EFFECTIVE
INCOME TAX RATE

                                     1995     1994     1993
-------------------------------------------------------------
Statutory federal income tax rate    35.0%    35.0%    35.0%
Depreciation                          5.4      6.6      4.8
State income taxes - net of
  federal income tax benefit          5.5      5.5      5.3
Tax credits                          (7.4)    (5.4)    (3.7)
Equipment leasing activities         (3.3)    (3.2)    (1.7)
Repair allowance                     (3.0)    (2.8)    (2.0)
Allowance for funds used
  during construction                (0.7)    (0.7)    (1.9)
Other - net                           5.1      4.7      4.6
-------------------------------------------------------------
    Effective income tax rate        36.6%    39.7%    40.4%
_____________________________________________________________

NOTE 9: FINANCIAL INSTRUMENTS

The carrying amounts and related estimated fair values of SDG&E's financial instruments are as follows:

in millions of dollars              1995              1994
-----------------------------------------------------------------
                              Carrying  Fair    Carrying   Fair
                               Amount   Value     Amount   Value
-----------------------------------------------------------------
Assets
  Cash and temporary
   investments                 $ 96.4   $ 96.4   $ 25.4   $ 25.4
  Funds held in trust           270.2    270.2    201.9    201.9
  Notes receivable              103.7    107.3    121.5    121.1
  Investments in limited
   partnerships and
   other assets                 206.0    220.7    170.2    182.5
-----------------------------------------------------------------
Liabilities
  Dividends payable              47.4     47.4     46.2     46.2
  Short-term debt and
    current portion
    of long-term debt           142.8    142.8    231.0    230.1
  Deposits from customers        55.8     51.5     56.2     50.2
  Long-term debt              1,253.2  1,307.9  1,244.0  1,210.1
  Preferred stock subject to
    mandatory redemption         25.0     26.7     25.0     23.8
__________________________________________________________________

The estimated fair values may not be representative of actual amounts that could have been realized as of year end or that will be realized in the future.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

CASH AND TEMPORARY INVESTMENTS AND DIVIDENDS PAYABLE The carrying amount approximates fair value due to the short maturity of these items.

NOTES RECEIVABLE The fair values of noncurrent notes receivable (included in "Deferred Charges and Other Assets" on the Consolidated Balance Sheets) are based on the present value of the estimated future cash flows discounted at current rates available for similar notes. The carrying amount of short-term notes receivable approximates fair value due to the short maturities.

FUNDS HELD IN TRUST Funds held in trust consist of the SONGS decommissioning trust (included in "Investments and Other Property" on the Consolidated Balance Sheets). The fair values of the funds' assets are based on quoted market values.

INVESTMENTS IN LIMITED PARTNERSHIPS AND OTHER ASSETS The fair values of Enova Financial's investments in limited partnerships for affordable housing projects, Califia's leasing investments and other assets (included in "Investments and Other Property" on the Consolidated Balance Sheets) acquired after 1993 are estimated to approximate carrying value due to the relatively short periods of time between the purchase dates and the valuation date, and the relative market stability during those periods. Fair values of investments acquired prior to 1993 are estimated based on the present value of the estimated future cash flows, discounted at yields currently available for similar investments.

DEPOSITS FROM CUSTOMERS Deposits from customers include deposits from residential and commercial customers (included in "Other Current Liabilities" on the Consolidated Balance Sheets) and customer advances for construction. The carrying amounts of deposits from residential and commercial customers approximate fair value due to the short maturity periods. The fair values of customer advances for construction are based on the present values of the estimated future cash flows discounted at current rates of return.

DEBT AND PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION The fair values of SDG&E's first mortgage bonds and preferred stock issues are estimated based on quoted market prices for them or for similar issues, or on the current rates offered to SDG&E for debt and stock of the same maturities. The fair values of long-term notes payable are based on the present values of the future cash flows, discounted at current rates available for similar notes with comparable maturities. The carrying amounts of short-term loans and notes payable approximate fair value due to the short maturities.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS   SDG&E's policy is to use
derivative financial instruments to reduce its exposure to interest-rate and foreign-currency fluctuations. SDG&E does not use derivatives for trading or speculative purposes. These financial instruments are with major investment firms and, along with cash and cash equivalents and accounts receivable, expose SDG&E to market and credit risks and may at times be concentrated with certain counterparties. SDG&E presently contemplates use of similar instruments to reduce its exposure to fluctuations in natural gas prices.

INTEREST RATE SWAP AND CAP AGREEMENTS SDG&E periodically enters into interest rate swap and cap agreements to moderate its exposure to interest rate changes and to lower its overall cost of borrowing. These swap and cap agreements generally remain off the balance sheet as they involve the exchange of fixed- and variable-rate interest payments without the exchange of the underlying principal amounts. The related gains or losses are reflected in the income statement as part of the expense item applicable to what is being hedged (e.g., interest expense). At December 31, 1995, SDG&E had two such agreements, including an index cap agreement on $75 million of bonds maturing in 1996, and a floating-to-fixed-rate swap associated with another $45 million of variable-rate bonds maturing in 2002. SDG&E expects to hold these derivative financial instruments to their maturity. These cap and swap agreements have effectively fixed interest rates on the underlying variable-rate debt at 6.1 percent and
5.4 percent, respectively. SDG&E would be exposed to interest-rate fluctuations on the underlying debt should counterparties to the agreement not perform. Such nonperformance is not anticipated. The fair value of these derivative financial instruments is the estimated amount that would be realized or paid upon termination of the agreements based on quotes from dealers. These agreements, if terminated, would result in an obligation of $3 million at December 31, 1995, compared to net proceeds to SDG&E of $2 million at December 31, 1994.

FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS   SDG&E's pension fund
periodically uses foreign currency forward contracts to reduce its exposure to exchange-rate fluctuations associated with certain investments in foreign equity securities. These contracts generally have maturities ranging from three to six months. At December 31, 1995, the pension fund held forward Yen - U.S. Dollar contracts totaling $20 million ($27million in 1994). SDG&E's pension fund is exposed to credit loss if the counterparties fail to perform. Such nonperformance is not anticipated. The fair value of these derivative financial instruments is the estimated amount that would be realized or paid upon termination of the agreements based on quotes from dealers. These agreements, if terminated, would result in net proceeds to the pension fund of $2.7 million at December 31, 1995, compared to a net obligation of $0.2 million at December 31, 1994.

NOTE 10: CONTINGENCIES AND COMMITMENTS

PURCHASED POWER CONTRACTS   SDG&E buys electric power under several
short-term and long-term contracts. Purchases are for 2 percent to 10 percent of plant output under contracts with other utilities, and up to 100 percent of plant output under contracts with independent power producers and other non-utility suppliers. No one supplier provides more than 4 percent of SDG&E's total system requirements. The contracts expire on various dates between 1996 and 2024.

     At December 31, 1995, the estimated future minimum payments under the contracts were:

in millions of dollars
-------------------------------------------
1996                               $  265
1997                                  172
1998                                  176
1999                                  175
2000                                  156
Thereafter                          2,502
-------------------------------------------
    Total minimum payments         $3,446
___________________________________________

These   payments   represent  capacity  charges  and  minimum   energy
purchases. SDG&E is required to pay additional amounts for actual purchases of energy under the contracts. Total payments, including energy payments, under the contracts were $329 million in 1995, $325 million in 1994 and $305 million in 1993. See discussion of the CPUC's decision on the Biennial Resource Plan Update proceeding in Note 11.

NATURAL GAS CONTRACTS   SDG&E has a contract with Southern California
Gas Company that provides SDG&E with intrastate transportation capacity on SoCal's gas pipelines through August 1997. If a new agreement is not reached by then, SoCal has a continuing obligation to deliver gas to SDG&E under a CPUC-approved tariff. SDG&E's long-term contracts with interstate pipelines for transportation capacity expire on various dates between 2007 and 2023. SDG&E's contract with SoCal for 8 billion cubic feet of natural gas storage capacity expires in 1998. SDG&E also has four long-term gas supply contracts that expire between 2001 and 2004.

     At December 31, 1995, the future minimum payments under natural gas contracts were:

in millions of dollars
___________________________________________________
                        Transportation    Natural
                          and Storage        Gas
---------------------------------------------------
1996                         $ 80          $ 20
1997                           58            21
1998                           18            21
1999                           17            26
2000                           17            27
Thereafter                    289            82
---------------------------------------------------
    Total minimum payments   $479          $197
___________________________________________________

Total payments under the contracts were $95 million in 1995, $125 million in 1994 and $86 million in 1993.

LEASES Nuclear fuel, office buildings, a generating facility and other properties are financed by long-term capital leases. Utility plant included $189 million at December 31, 1995, and $173 million at December 31, 1994, related to these leases. The associated accumulated amortization was $86 million and $73 million, respectively. SDG&E also leases office facilities, computer equipment and vehicles under operating leases. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from 2 percent to 7 percent.

     The minimum rental commitments payable in future years under all noncancellable leases were:

in millions of dollars
---------------------------------------------------------
                                Operating     Capitalized
                                  Leases         Leases
---------------------------------------------------------
1996                               $ 55           $ 26
1997                                 49             27
1998                                 33             12
1999                                  9             12
2000                                  7             12
Thereafter                           44             45
---------------------------------------------------------
Total future rental commitments    $197            134
---------------------------------------------------------
Imputed interest (6% to 9%)                        (29)
---------------------------------------------------------
Net commitment                                    $105
_________________________________________________________

Rental payments totaled $85 million in 1995, $91 million in 1994 and $89 million in 1993.

ENVIRONMENTAL ISSUES   SDG&E's operations are conducted in accordance
with federal, state and local environmental laws and regulations governing hazardous wastes, air and water quality, land use and solid waste disposal. SDG&E incurs significant costs to operate its facilities in compliance with these laws and regulations. The costs of compliance with environmental laws and regulations are normally recovered in customer rates. Capital expenditures to comply with environmental laws and regulations were $4 million in 1995 and $5 million in 1994, and are expected to be $38 million over the next 5 years. These expenditures primarily include the estimated cost of retrofitting SDG&E's power plants to reduce air emissions.

     SDG&E has identified, or has been associated with, various sites which may require remediation under federal, state or local environmental laws. SDG&E may be partially or indirectly responsible for cleaning up these sites. SDG&E is unable to determine the extent of its and/or others' responsibility for remediation of these sites until assessments are completed. Environmental liabilities that may arise from these assessments are recorded when environmental assessments and/or remedial efforts are probable, and when the minimum costs can be estimated. In 1994, the CPUC approved a mechanism allowing utilities to recover their hazardous waste costs, including those related to Superfund sites or similar sites requiring cleanup. The decision allows recovery of 90 percent of cleanup costs and related third-party litigation costs and 70 percent of the related insurance litigation expenses. As discussed in Note 11, the California Public Utilities Commission has issued a policy decision for restructuring the California electric utility industry to stimulate competition. The CPUC has indicated that the California utilities will be allowed recovery of existing utility plant and regulatory assets over a transition period that ends in 2005. Depending on the final outcome of industry restructuring and the impact of competition, SDG&E is uncertain whether the costs of compliance with environmental regulations will continue to be recoverable in rates.

NUCLEAR INSURANCE   SDG&E and the co-owners of the San Onofre units have
 purchased primary insurance of $200 million, the maximum amount available, for public liability claims. An additional $8.7 billion of coverage is provided by secondary financial protection required by the Nuclear Regulatory Commission and provides for loss sharing among utilities owning nuclear reactors if a costly accident occurs. SDG&E could be assessed retrospective premium adjustments of up to $32 million in the event of a nuclear incident involving any of the licensed, commercial reactors in the United States, if the amount of the loss exceeds $200 million. In the event the public liability limit stated above is insufficient, the Price-Anderson Act provides for Congress to enact further revenue-raising measures to pay claims, which could include an additional assessment on all licensed reactor operators.

     Insurance coverage is provided for up to $2.8 billion of property damage and decontamination liability. Coverage is also provided for the cost of replacement power, which includes indemnity payments for up to 2 years, after a waiting period of 21 weeks. Coverage is provided primarily through mutual insurance companies owned by utilities with nuclear facilities. If losses at any of the nuclear facilities covered by the risk-sharing arrangements were to exceed the accumulated funds available from these insurance programs, SDG&E could be assessed retrospective premium adjustments of up to $9 million.

DEPARTMENT OF ENERGY DECOMMISSIONING The Energy Policy Act of 1992 established a fund for the decontamination and decommissioning of the Department of Energy nuclear fuel enrichment facilities. Utilities using the DOE services are contributing a total of $2.3 billion, subject to adjustment for inflation, over a 15-year period ending in 2006. Each utility's share is based on its share of enrichment services purchased from the DOE. SDG&E's share of the contribution is $1 million per year.

LITIGATION SDG&E is involved in various legal matters arising out of the ordinary course of business. Management believes that these matters will not have a material adverse effect on SDG&E's results of operations, financial condition or liquidity.

DISTRIBUTION SYSTEM CONVERSION Under a CPUC-mandated program and through franchise agreements with various cities, SDG&E is committed, in varying amounts, to convert overhead distribution facilities to underground. As of December 31, 1995, the aggregate unexpended amount of this commitment was approximately $85 million. Capital expenditures for underground conversions were $12 million in 1995, $11 million in 1994 and $22 million in 1993.

CONCENTRATION OF CREDIT RISK   SDG&E grants credit to its utility
customers, substantially all of whom are located in its service territory, which covers all of San Diego County and the southern portion of Orange County.

NOTE 11: INDUSTRY RESTRUCTURING

In December 1995, the CPUC issued its policy decision on the restructuring of California's electric utility industry to stimulate competition and reduce rates. The decision provides that beginning in January 1998, customers will be able to buy their electricity through a power exchange that will obtain power from the lowest-bidding suppliers. The exchange is a spot market with published pricing. An independent system operator (ISO) will schedule power transactions and access to the transmission system. Consumers also may choose to continue to purchase their local utility under regulated tariffs. As a third option, a cross section of all customer groups (residential, industrial, commercial and agricultural) will be able to go directly to any energy supplier and enter into private contracts with generators, brokers or others (direct access).As the direct-access mechanism has many technical issues to be resolved, a 5-year phase-in is planned. All California electricity consumers will have the option to purchase generation services directly by 2003. The utilities will continue to provide transmission and distribution services to customers who choose to purchase their energy from other providers.

     Utilities will be allowed to recover their "stranded" investment costs incurred for CPUC-approved facilities through the establishment of a non-bypassable competition transition charge (CTC). In addition to $299 million of deferred taxes recoverable in rates, SDG&E has approximately $215 million of other regulatory assets at December 31, 1995 (included in "Deferred Charges and Other Assets" on the Consolidated Balance Sheets). Included in these amounts are approximately $112 million related to generation operations, of which $52 million is related to nuclear operations. Recovery periods currently range from one to 30 years. It is estimated that at December 31, 1995, SDG&E had approximately $950 million of net generating plant (including approximately $750 million of nuclear facilities) currently being recovered in rates over various periods of time. Under the CPUC's industry restructuring decision, to the extent these investments exceed their market values, they must be recouped by 2005 via the CTC mechanism.

     In addition, as described in Note 10, SDG&E has entered into significant long-term purchased-power commitments with various utilities and other providers totaling $3.4 billion. Also, under the CPUC's Biennial Resource Plan Update decision, SDG&E may be required to contract for an additional 500 megawatts of power over 17-year terms at an estimated cost of $4.8 billion beginning in 1997. Prices under these contracts could significantly exceed the future market price. SDG&E is challenging the decision and the FERC has declared the BRPU auction procedures unlawful under federal law. The CPUC has issued a ruling encouraging SDG&E and other utilities to reach settlements with the auction winners. Settlement discussions are ongoing. However, under the CPUC's industry restructuring decision, existing purchased-power obligations (including qualifying facilities) would be recovered via the CTC mechanism. For purposes of CTC, rates for customers choosing traditional utility service (instead of power exchange or direct access) will be capped at January 1, 1996, levels. Including the CTC, rates cannot exceed the cap and, therefore, recovery of the CTC is limited by the cap.

     Performance-based regulation will replace cost-of-service regulation. SDG&E is currently participating in a performance-based ratemaking process on an experimental basis which commenced in 1993 and runs through 1998.

     The utilities are required to file plans with the CPUC to implement direct access and new or revised PBR proposals. Plans to establish the power exchange and ISO are also required to be filed by the utilities with both the CPUC and the FERC, as the FERC has jurisdiction over the exchange, the ISO and interstate transmission.

     The CPUC is currently working on building a consensus on the new market structure with the California Legislature, the governor, utilities and customers. The California Legislature has passed a resolution forming an oversight committee to ensure the legislature's involvement in the policies presented by the CPUC, and that the policies comply with federal and state laws and achieve the objectives both of competition and of the various social programs that are currently funded through utility rates.

     As the restructuring of the industry evolves, SDG&E will become more vulnerable to competition. However, based on recent CPUC decisions, recovery of stranded costs is provided for, including recovery of investment in SONGS Units 2 and 3. Due to the recent decisions, SDG&E does not anticipate incurring a material charge against earnings for its generating facilities, the related regulatory assets and other long-term commitments. In addition, although California utilities' rates are significantly higher than the national average, SDG&E has a lower concentration of industrial customers and for 7 years has been the lowest-cost provider among the investor-owned utilities in California, which make its customers a less-likely target for outside competitors.

     As described in Note 1, SDG&E currently accounts for the economic effects of regulation in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." Once the restructuring transition is final, SDG&E may not continue to meet the criteria for applying SFAS 71 to all of its operations in the new regulatory framework. In a non-SFAS 71 environment, additions to plant, among other things, would need to be recovered through market prices.

QUARTERLY FINANCIAL DATA (UNAUDITED)
In thousands except per share amounts
----------------------------------------------------       ---------    ---------   ------------  -----------
Quarter ended                                               March 31     June 30    September 30  December 31
----------------------------------------------------       ---------    ---------   ------------  -----------
1995
Operating revenues                                          $477,955     $445,239     $478,689     $468,793
Operating expenses                                           384,300      365,751      388,387      386,588
----------------------------------------------------       ---------    ---------   ------------  -----------
Operating income                                              93,655       79,488       90,302       82,205
Other income and (deductions)                                  1,744         (499)      (1,102)         389
Net interest charges                                          28,059       29,095       27,380       28,339
----------------------------------------------------       ---------    ---------   ------------  -----------
Income from continuing operations                             67,340       49,894       61,820       54,255
Discontinued operations, net of income taxes                  (5,490)        (678)          --        6,316
----------------------------------------------------       ---------    ---------   ------------  -----------
Net income (before preferred dividend requirements)           61,850       49,216       61,820       60,571
Preferred dividend requirements                                1,916        1,915        1,916        1,916
----------------------------------------------------       ---------    ---------   ------------  -----------
Earnings applicable to common shares                        $ 59,934     $ 47,301     $ 59,904     $ 58,655
----------------------------------------------------       ---------    ---------   ------------  -----------
Average common shares outstanding                            116,533      116,534      116,538      116,545
----------------------------------------------------       ---------    ---------   ------------  -----------
Earnings per common share from continuing operations        $   0.56     $   0.41     $   0.51     $   0.45
----------------------------------------------------       ---------    ---------   ------------  ------------
Earnings per common share                                   $   0.51     $   0.41     $   0.51     $   0.50
____________________________________________________       _________    _________   ____________  ____________
1994
Operating revenues                                          $487,979     $444,050     $476,675     $503,541
Operating expenses                                           403,897      380,241      392,361      403,530
----------------------------------------------------       ---------    ---------   ------------  ------------
Operating income                                              84,082       63,809       84,314      100,011
Other income and (deductions)                                  2,880      (13,879)       2,935      (12,480)
Net interest charges                                          24,180       25,124       27,075       28,352
----------------------------------------------------       ---------    ---------   ------------  ------------
Income from continuing operations                             62,782       24,806       60,174       59,179
Discontinued operations, net of income taxes                  (2,986)     (58,025)        (385)      (2,068)
----------------------------------------------------        --------     --------   ------------  -------------
Net income (loss) (before preferred dividend requirements)    59,796      (33,219)      59,789       57,111
Preferred dividend requirements                                1,916        1,915        1,916        1,916
----------------------------------------------------       ---------     --------   ------------  -------------
Earnings (loss) applicable to common shares                 $ 57,880     $(35,134)    $ 57,873     $ 55,195
----------------------------------------------------       ---------     --------   ------------  -------------
Average common shares outstanding                            116,492      116,473      116,475      116,496
----------------------------------------------------       ---------     --------   ------------  -------------
Earnings per common share from continuing operations        $   0.52     $   0.20     $   0.50     $   0.49
----------------------------------------------------       ---------     --------   ------------  -------------
Earnings (loss) per common share                            $   0.50     $  (0.30)    $   0.50     $   0.47
____________________________________________________       _________     ________   ____________  _____________

These amounts are unaudited, but in the opinion of SDG&E reflect all adjustments necessary for a fair presentation. Previously reported amounts have been restated to reflect discontinued operations.



Information for Item 5.

                                Quarterly Common Stock Data (Unaudited)
                                      1995                                   1994
                 -------   -------   -------   -------      -------   -------   -------   -------
                  First    Second     Third    Fourth        First    Second     Third    Fourth
                 Quarter   Quarter   Quarter   Quarter      Quarter   Quarter   Quarter   Quarter
------------     -------   -------   -------   -------      -------   -------   -------   -------
Market price
   High          21 5/8    22 7/8    23 1/4    23 7/8       25        23 1/4    20 7/8    20 1/8
   Low           19 1/8    20 1/8    20 3/4    21 7/8       21 1/2    17 1/2    18        18 5/8
Dividends
 declared        $0.39     $0.39     $0.39     $0.39        $0.38     $0.38     $0.38     $0.38
